EXHIBIT 99.91

MERCATOR MINERALS LTD.,

CRESTON MOLY CORP.

and

0907385 B.C. LTD.

ARRANGEMENT AGREEMENT

April 11, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Construction	9
1.3	Entire Agreement	10
1.4	Governing Law	10
1.5	Attornment	10
1.6	Severability	11
1.7	Waiver	11
1.8	Language	11
1.9	Schedules	11

ARTICLE 2 THE ARRANGEMENT		11
2.1	Implementation Steps by Creston	11
2.2	Implementation Steps by the Mercator Parties	12
2.3	Interim Order	13
2.4	Plan of Arrangement	13
2.5	Creston Circular	13
2.6	Securities Compliance	14
2.7	Preparation of Filings	15
2.8	U.S. Tax Treatment	16

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		16
3.1	Representations and Warranties of Creston	16
3.2	Creston Disclosure Letter	29
3.3	Representations and Warranties of Mercator	29
3.4	Mercator Disclosure letter	41

ARTICLE 4 COVENANTS		41
4.1	Covenants of Creston	41
4.2	Covenants of Creston Relating to the Arrangement	44
4.3	Covenants of Mercator	46
4.4	Covenants of Mercator Relating to the Arrangement	49

ARTICLE 5 CONDITIONS		50
5.1	Mutual Conditions	50
5.2	Conditions to Obligations of Mercator	52
5.3	Conditions to Obligations of Creston	53
5.4	Notice and Cure Provisions	54

ARTICLE 6 NON-SOLICITATION AND BREAK FEE		55
6.1	Covenant Regarding Non-Solicitation	55
6.2	Fiduciary Duties	55
6.3	Right to Match	56
6.4	Break Fee and Expense Reimbursement	57

ARTICLE 7 CLOSING		58
7.1	Pre-Closing	58
7.2	Filing of Documents to Effect the Arrangement	58
7.3	Arrangement and Closing	58
7.4	Post-Closing Obligations	59

ARTICLE 8 INDEMNIFICATION AND INSURANCE		59
8.1	Indemnification of Directors and Officers	59
8.2	Insurance	59

ARTICLE 9 AMENDMENT		59
9.1	Amendment	59
9.2	Amendment Resulting from Final Order	60
9.3	No Other Amendment Permitted	60

ARTICLE 10 TERMINATION		60
10.1	Termination	60
10.2	Effect of Termination	61

A62RTICLE 11 GENERAL		62
11.1	Expenses	62
11.2	Notice	62
11.3	Time of Essence	63
11.4	Enurement	63
11.5	Prohibition Against Assignment	63
11.6	Third Party Beneficiaries	63
11.7	Disclosure	63
11.8	Counterpart Executions and Facsimile Transmissions	64

THIS AGREEMENT is made as of the 11th day of April, 2011

AMONG:	MERCATOR MINERALS LTD., a company existing under the British Columbia Business Corporations Act, having an office at 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3
(hereinafter referred to as "Mercator")
AND:	CRESTON MOLY CORP., a company existing by the Business Corporations Act (British Columbia), having an office at 860 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6
(hereinafter referred to as "Creston")
AND:	0907385 B.C. LTD., a company existing by the Business Corporations Act (British Columbia), having an office at 1971 Sandown Place, North Vancouver, British Columbia, V7P3C3
(hereinafter referred to as "Subco")

R E C I T A L S

A.           The board of directors of Creston has determined that a business combination with Mercator to be effected by means of the Plan of Arrangement is advisable and in the best interests of Creston and the Creston Shareholders, and that the consideration to be paid from a financial point of view is fair to Creston Shareholders, and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the Creston Shareholders.

B.           The board of directors of Mercator has determined that a business combination with Creston to be effected by means of the Plan of Arrangement is advisable and in the best interest of Mercator and has approved the transactions contemplated by this Agreement.

C.           In furtherance of such business combination, the board of directors of Creston has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Creston Shareholders and the Supreme Court of British Columbia for approval.

D.           The parties intend that such business combination qualify for United States federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"), the U.S. Treasury Regulations promulgated thereunder and other applicable United States federal income tax law.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Agreement, but not the Appendices hereto:

"1933 Act" or "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"1934 Act" or "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any Person (other than Mercator or any of its affiliates) made after the date hereof relating to:

(a)
any acquisition or sale, direct or indirect, of: (i) the assets of Creston that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Creston taken as a whole; or (ii) 20% or more of any voting or equity securities of Creston, whether by way of any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction;

(b)	any take-over bid, tender offer or exchange offer for 20% or more of any class of voting or equity securities of Creston; or

(c)
any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Mercator under this Agreement or the Arrangement;

"Applicable Securities Laws" means such of the Canadian Securities Laws and the U.S. Securities Laws as are applicable to a transaction or a person;

"Arrangement" means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with (i) Article 9; (ii) Article 6 of the Plan of Arrangement; or (iii) at the direction of the Court;

"Arrangement Resolution" means the special resolution of the Creston Shareholders to approve the Plan of Arrangement to be considered by the Creston Shareholders at the Meeting, substantially in the form set out in Schedule "B" to this Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"BCSA" means the Securities Act (British Columbia) and the rules and regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Benefit Plan" means any:

(a)
pension, retirement, deferred compensation, RRSP, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Income Tax Act to be provided through a registered pension plan) from which current or former employees or consultants of a Party or any of its Subsidiaries (or their relatives), in Canada or any other country, benefit or have the potential to benefit; or

(b)
group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any employee or former employee of a Party or any of its Subsidiaries is the named insured and as to which a Party or any of its Subsidiaries makes premium payments, whether or not the Party or any of its Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which current or former employees or consultants of a Party or any of its Subsidiaries (or their relatives), in Canada or any other country, benefit or have the potential to benefit, which is intended to provide or does provide benefits to any or all current or former employees or consultants of a Party or any of its Subsidiaries (or their relatives), and to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries (or any of the rights, properties or assets of a Party or any of its Subsidiaries) is bound, or with respect to which a Party or any of its Subsidiaries has any liability or potential liability, whether or not any of the foregoing is funded or unfunded, written or oral, formal or informal, and whether or not a Party or any of its Subsidiaries still maintains such plan, trust, arrangement, contract, agreement, policy or commitment;

"Business Day" means any day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

"Canadian GAAP" has the meaning ascribed thereto in Section 1.2(i);

"Canadian Resident" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person);

"Canadian Securities Laws" means: (a) the Securities Act (British Columbia) or the equivalent legislation in each Province and Territory of Canada; (b) the instruments and policies adopted by the securities commission of any Province or Territory of Canada or the Canadian Securities Administrators, as amended from time to time; (c) the TSXV Rules; and (d) the TSX Rules, as amended from time to time;

"Cash Consideration" means $0.08 for each Creston Share;

"Change in Creston Recommendation" means a withdrawal, modification, qualification or public proposal to withdraw, modify or qualify, in any manner adverse to Mercator, the approval or recommendation of this Agreement by the Creston Board;

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to Creston Shareholders in connection with the Meeting;

"Consideration" means, in respect of each Creston Share, the Share Consideration and the Cash Consideration;

"Contaminants" means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the Environmental of which is prohibited, controlled, or regulated under Environmental Laws;

"Court" means the Supreme Court of British Columbia;

"Creston Claims" means the mineral claims comprising the Creston Properties;

"Creston Expense Reimbursement" has the meaning ascribed thereto in Subsection 6.4(c);

"Creston Financial Advisor" means BMO Nesbitt Burns Inc., the financial advisor to Creston;

"Creston Shares" means the common shares without par value in the capital of Creston;

"Creston Contracts" has the meaning ascribed thereto in Subsection 3.1.14(a);

"Creston Debt Agreements" has the meaning ascribed thereto in Subsection 3.1.14(d);

"Creston Disclosure Letter" has the meaning ascribed thereto in Section 3.2;

"Creston Fairness Opinion" has the meaning ascribed thereto in Subsection 5.3(d);

"Creston Optionholders" means the holders from time to time of Creston Options;

"Creston Options" means the outstanding options to purchase Creston Shares granted under the Creston Stock Option Plan;

"Creston Properties" means the mineral properties described in the Creston Public Record;

"Creston Public Record" has the meaning ascribed thereto in Subsection 3.1.5(b);

"Creston Shareholders" means the holders from time to time of Creston Shares;

"Creston Stock Option Plan" means the stock option plan of Creston approved by holders of Creston Shares on March 24, 2010 and which is to be submitted for approval of holders of Creston Shares at the annual general meeting of Creston scheduled to be held on April 12, 2011;

"Creston Subsidiaries" means Tenajon Resources Corp., Creston Mining Corporation and Exploraciones Global S.A. de C.V.;

"Creston Warrants" means the outstanding common share purchase warrants to acquire Creston Shares;

"Depositary" means Computershare Investor Services Inc., in its capacity as depositary pursuant to the Depositary Agreement;

"Depositary Agreement" means the depositary agreement between Mercator and the Depositary;

"Dissent Rights" had the meaning ascribed thereto in the Plan of Arrangement;

"Effective Date" had the meaning ascribed thereto in the Plan of Arrangement;

"Effective Time" had the meaning ascribed thereto in the Plan of Arrangement;

"Eligible Holder" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

"Eligible Non-Resident" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Creston Shares are "taxable Canadian property" and not "treaty-protected property", in each case as defined in the Tax Act;

"Encumbrances" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, royalties, adverse claims and rights of a third party to acquire or restrict the use of property or assets;

"Environment" includes the air (including all layers of the atmosphere), land (including soil, sediment deposited on land, fill, and lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater, and surface water);

"Environmental Laws" means all laws relating in any way to the Environment, environmental assessment, health, occupational health and safety, or the use, purchase, storage, treatment, transportation or disposal of Contaminants;

"Environmental Permits" means all licenses, permits, certificates, orders, consents, approvals or other authorizations necessary under Environmental Laws;

"Final Order" means the final order of the Court approving the Arrangement;

"Governmental Authority" means any:

(a)	multinational, federal, provincial, state, county, regional, municipal, local or other government, governmental or public department or ministry, central bank or Tribunal, domestic or foreign;

(b)	subdivision, agent or representative of any of the foregoing; or

(c)	quasi-governmental or private body exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Interim Order" means the interim order of the Court issued pursuant to section 291 of the BCBCA providing for, among other things, the calling of the Meeting;

"Laws" means all:

(a)	laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies or guidelines;

(b)	judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, decrees or awards, including general principles of common and civil law; and

(c)	terms and conditions of any grant of approval, permission, authority or licence of any Governmental Authority,

domestic or foreign, and the term "Applicable" with respect to such Laws and in a context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property, assets or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property, assets or securities;

"Match Period" has the meaning ascribed thereto in Subsection 6.3(a)(ii);

"material adverse change" means, in respect of either of the Parties, any change, effect, event, development or action which either individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations or results of operations of that Party and its Subsidiaries, taken as a whole, other than any change, effect, event, development, action, occurrence or state of facts:

(a)	relating to conditions affecting the mining industry generally in jurisdictions in which the Party carries on business, including changes in metal prices, laws or taxes;

(b)	relating to general, political, economic, financial, currency exchange, securities or commodities market conditions;

(c)	arising directly as a result of any natural disaster;

(d)	arising directly as a result of generally applicable changes in law;

(e)	resulting from any matter which was publicly disclosed or which was communicated in writing to the other Party prior to the date hereof; or

(f)	attributable to the announcement or pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement;

provided that such effect referred to in clauses (a), (b) and (c) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries operate;

"material adverse effect" means (a) any effect of a material adverse change on the validity or enforceability of this Agreement, or (b) with respect to a Person, any effect of a material adverse change on such Person;

"material fact" has the meaning attributed to such phrase in the Securities Act (British Columbia);

"Meeting" means the special meeting of the Creston Shareholders to be held pursuant to the Interim Order, called for the purpose of considering the Arrangement, including any adjournment or adjournments thereof;

"Mercator Break Fee" has the meaning ascribed thereto in Subsection 6.4(a);

"Mercator Claims" means the mineral claims comprising the Mercator Properties;

"Mercator Shares" means the common shares without par value in the capital of Mercator;

"Mercator Contracts" has the meaning ascribed thereto in Subsection 3.3.14(a);

"Mercator Debt Agreements" has the meaning ascribed thereto in Subsection 3.3.4(d)(ii);

"Mercator Disclosure Letter" has the meaning ascribed thereto in Section 3.4;

"Mercator Financial Advisor" means Haywood Securities Inc., the financial advisor to Mercator;

"Mercator Options" means options granted to acquire Mercator Shares prior to the Effective Date;

"Mercator Parties" means Mercator and Subco, collectively;

"Mercator Properties" means the mineral properties described in the Mercator Public Record;

"Mercator Public Record" has the meaning ascribed thereto in Subsection 3.3.5(b);

"Mercator Shareholders" means the holders from time to time of Mercator Shares;

"Mercator Stock Option Plan" means the stock option plan of Mercator adopted by the holders of Mercator Shares on June 26, 2008;

"Mercator Subsidiaries" means Lodestrike Resources Ltd., Blue Fish Energy Corp., Mercator Mineral Park Holding Ltd., Mineral Park Inc., Mercator Minerals (USA) Ltd., Mercator Minerals (Barbados) Ltd.,  Stingray Copper Inc., 4394909 Canada Inc., 4394895 Canada Inc., Minera Stingray S.A. de C.V., and  Recursos Stingray de Cobre S.A. de C.V.;

"Misrepresentation" has the meaning given to such term in the BCSA;

"Outside Date" means July 31, 2011;

"Party" means any party to this Agreement;

"Person" or "person" includes an individual, corporation, firm, sole proprietorship, partnership (including a limited partnership), limited liability company, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a natural person in his capacity as trustee, executor, administrator, or other legal representative and any Governmental Authority;

"Plan of Arrangement" means the plan of arrangement substantially in form and content as set out in Schedule "A" to this Agreement and any amendments or variations hereto made in accordance with (i) Article 9 of the Arrangement Agreement, (ii) the Plan of Arrangement or (iii) at the direction of the Court;

"Registrar of Companies" means the registrar appointed under the BCBCA;

"Release" includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

"Representatives" means, collectively, the directors, officers, employees, counsel, accountants, financial advisors, consultants, agents and other authorized representatives of a Party or its Subsidiaries;

"SEC" means the U.S. Securities and Exchange Commission;

"Share Consideration" means 0.15 of a Mercator Share for each Creston Share;

"Special Committee" means the committee of independent members of the board of directors of Creston, comprised of Richard Hall, Michael Gunning and Richard Godfried;

"Subco" means 0907385  B.C. Ltd., a wholly-owned subsidiary of Mercator incorporated under the BCBCA for purposes of the Arrangement;

"Subsidiary" means, with respect to a specified body corporate, any body corporate, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by such body corporate and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise;

"Superior Proposal" means any bona fide written Acquisition Proposal made after the date of this Agreement that:

(a)           did not result from a breach of Article 6 by Creston;

(b)
relates to the acquisition of 100% of the outstanding Creston Shares (other than Creston Shares owned by the Person making the Superior Proposal together with its affiliates) or all or substantially all of the consolidated assets of Creston;

(c)	is made available to all Creston Shareholders on the same terms and conditions (or, with respect to U.S. residents, on equivalent but not necessarily the same terms and conditions);

(d)
is not subject to a due diligence condition or is subject to a due diligence condition limited only to confirmatory due diligence to be completed within 10 calendar days following the date of such Acquisition Proposal (the "Superior Proposal Due Diligence Period");

(e)	is fully financed or in respect of which Creston has concluded, in good faith, there is a reasonable likelihood that any required financing will be obtained; and

(f)	in respect of which the board of directors of Creston determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that:

(i)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;; and

(ii)	would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Creston Shareholders than the Arrangement;

"Superior Proposal Due Diligence Period" has the meaning ascribed thereto in the definition of "Superior Proposal";

"Support Agreements" means the support agreements between Mercator and each of the Supporting Shareholders pursuant to which the Supporting Shareholders agree to vote the Creston Shares beneficially owned or controlled by them as at the date of the Meeting in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

"Supporting Shareholders" means collectively, the directors and officers of Creston and certain other shareholders;

"Tax Returns" means all returns, declarations, reports, information returns, elections, notices, filings, forms, statements and other documents (whether tangible, electronic or other form) made, prepared or filed or required to be made, prepared or filed by law in respect of Taxes, including any attached schedules, claim for refund, amended return or declarations of estimated Tax;

"Taxes" means all taxes, fees, imports, assessments or charges of any kind whatsoever and however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which Taxes include all income taxes (including any tax on or based upon net income, gross income, income that is specifically defined, earnings, profits or selected items of income), capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, pension or health plan assessments, mining taxes, mining or mineral royalties, governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect;

"Tribunal" means:

(a)	any court (including a court of equity or civil court);

(b)	any multinational, federal, provincial, state, county, regional, municipal, local or other governmental or public commission, board, bureau, agency, authority or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any board of trade, chamber of commerce or other business or professional organization or association;

(e)	any arbitrator or arbitration tribunal; and

(f)	any other tribunal;

"TSX" means Toronto Stock Exchange;

"TSX Rules" means the TSX Company Manual;

"TSXV" means the TSX Venture Exchange;

"TSXV Rules" means the TSXV Corporate Finance Manual;

"U.S. Securities Laws" means all federal and state securities laws of the United States, including the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations thereunder; and

"U.S. Tax Code" has the meaning ascribed thereto in the Recitals.

1.2   Construction

In this Agreement, unless otherwise expressly stated or the context or the subject matter otherwise requires:

the division of this Agreement into Articles, Sections and Subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(a)
the words "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other part hereof and references to an "Article", "Section", "Subsection" or "Appendix" followed by a number and/or letter refers to the specified Article, Section or Subsection of, or Appendix to, this Agreement;

(b)
words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, trusts, unincorporated associations or organizations, Governmental Authorities and other legal entities;

(c)	references to "include", "includes", "including" or "in particular" will be deemed to be followed by the words "without limitation";

(d)	the word "or" is not exclusive;

(e)	a reference to "approval", "authorization" or "consent" in this Agreement means written approval, authorization or consent;

(f)
reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted, supplemented or replaced and includes any regulation, rule or other subordinate legislation made thereunder, as such regulation, rule or subordinate legislation may from time to time be amended, supplemented or replaced;

(g)
if any date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action will be required or permitted to be taken on the next succeeding Business Day;

(h)	all references in this Agreement to sums of money are expressed and will be payable in lawful money of Canada;

(i)
all accounting terms used in this Agreement have the meanings attributable to them under Canadian generally accepted accounting principles ("Canadian GAAP") from time to time approved by the Canadian Institute of Chartered Accountants or any successor institute and all determinations of an accounting nature required to be made will be made in a manner consistent with such Canadian generally accepted accounting principles;

(j)	reference to the "knowledge" of a Party means to the best of the knowledge of any of the officers of such Party, after having made due enquiry;

(k)
reference to the "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course, including commercially reasonable and business-like actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted; and

(l)	where a word, term or phrase is defined in this Agreement, its derivatives or other grammatical forms have a corresponding meaning.

1.3   Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto, including the Letter Agreement.  The Parties have not entered into this Agreement in reliance upon any representation, warranty or undertaking of any Party that is not expressly set out or referred to in this Agreement.

1.4   Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia and will be treated in all respects as a British Columbia contract.

1.5   Attornment

To the fullest extent permitted by applicable Law, the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

1.6    Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:

(a)	that provision will (to the extent of the invalidity, illegality or unenforceability) be deemed severed from this Agreement and will be given no effect;

(b)
the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the invalid, illegal or unenforceable provisions thereof; and

(c)
the Parties will use all commercially reasonable best efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

1.7   Waiver

No waiver by any Party will be effective unless in writing and any waiver will affect only the matter and the occurrence thereof specifically identified and will not extend to any other matter or occurrence.

1.8   Language

The Parties hereby confirm that they have required that this Agreement and ancillary documents be drawn up in the English language only. Les parties confirment par les présentes qu'elles ont exigé que cette convention et les documents afférents soit rédigés en langue anglaise seulement.

1.9   Schedules

The following schedules are attached to this Agreement:

Schedule	Title
Schedule "A"	Form of Plan of Arrangement
Schedule "B"	Form of Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1   Implementation Steps by Creston

Creston covenants in favour of the Mercator Parties that Creston shall:

(a)
as soon as reasonably practicable, apply in a manner acceptable to Mercator, acting reasonably, under 291 of the BCBCA for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b)
lawfully convene and hold the Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose other than such matters as are ordinarily submitted to shareholders at an annual general meeting of shareholders, and, to the extent necessary, requesting the Creston Shareholders to waive the application of the Creston shareholder rights plan in respect of the Arrangement, unless agreed to by Mercator) as soon as reasonably practicable, and in any event, on or before June 20, 2011, subject to adjournments or postponements which may be required pursuant to Section 6.3(c);

(c)
subject to obtaining the approvals as are required by the Interim Order, as soon as practicable, but in any event within five Business Days after the Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement prior to the Termination Date;

(e)	instruct counsel acting for it to bring the applications referred to in Section 2.1(a) and 2.1(c) in co-operation with counsel to the Mercator Parties;

(f)
permit the Mercator Parties and their counsel to review and comment upon drafts of all material to be filed by Creston with the Court in connection with the Arrangement, including the Circular and any supplement or amendment to the Circular contemplated by Section 2.5, and provide counsel to the Mercator Parties on a timely basis with copies of any notice of appearance and evidence served on Creston or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by Creston indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)
not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with the Mercator Parties' prior written consent, such consent not be unreasonably withheld or delayed.

2.2   Implementation Steps by the Mercator Parties

The Mercator Parties covenant in favour of Creston that the Mercator Parties shall:

(a)	cooperate with, assist and consent to Creston seeking the Interim Order and the Final Order;

(b)
prior to the Effective Time, Mercator shall use commercially reasonable efforts to obtain any orders required from the applicable Canadian and United States securities regulatory authorities to permit the issuance of the Mercator Shares and first resale of the Mercator Shares issuable pursuant to the Arrangement or upon the exercise of the Creston Options or the Creston Warrants following the Effective Date, without qualification with, or approval of, or the filing of any prospectus, registration statement or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Canadian or United States securities regulatory authority under any applicable securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" for purposes of Canadian federal, provincial or territorial securities Laws or an "affiliate" of Mercator after the Arrangement; and

(c)	use its commercially reasonable efforts to cause the Mercator Shares issuable pursuant to the Arrangement or upon exercise of the Creston Options or the Creston Warrants in accordance with the Plan of Arrangement to be conditionally approved for listing on the TSX, subject to official notice of issuance to the TSX, prior to the Effective Time, and for such Mercator Shares to not be subject to any statutory or other hold period (subject only to restrictions on transfer by reason of, among other things, a holder being a "control person" for purposes of Canadian federal, provincial or territorial securities Laws or an "affiliate" of Mercator after the Arrangement.

2.3   Interim Order

The notice of motion for the application referred to herein shall request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)
that the requisite approval for the Arrangement Resolution shall, subject to the approval by the Court of the Interim Order, be 66⅔% of the votes cast on the Arrangement Resolution by Creston Shareholders present in person or by proxy at the Meeting (such that each Creston Shareholder is entitled to one vote for each Creston Common Share held);

(c)	that, in all other respects, the terms, restrictions and conditions of the constating documents of Creston, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	for the grant of the Dissent Rights; and

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4   Plan of Arrangement

The Parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement.  From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the BCBCA.  The closing of the transactions contemplated hereby will take place at the offices of DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date.

2.5   Creston Circular

As promptly as reasonably practicable following the date hereof, Creston shall prepare the Circular together with any other documents required under the Applicable Securities Laws, the BCBCA or other applicable laws in connection with the approval of the Arrangement Resolution by the Creston Shareholders at the Meeting, and Creston shall give Mercator a reasonable opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Mercator before it is filed or distributed to Creston Securityholders.  Creston shall incorporate therein all reasonable comments made by the Mercator Parties and their counsel provided that Mercator will provide Creston with its comments and any proposed additions and deletions within five Business Days after receipt of a draft Circular from Creston.  If Mercator shall have advised Creston in writing of matters required pursuant to Section 2.7(c) prior to the Meeting, Creston shall disclose such matters in the Circular (including by amendment or supplement to the Circular if the Circular shall have been previously filed or distributed) and such disclosure shall be reasonably satisfactory to Mercator before it is filed or distributed to Creston Securityholders.

As promptly as practicable after obtaining the Interim Order and in any event prior to the Mailing Date, Creston shall cause the Circular and other documentation required in connection with the Meeting to be sent to each Creston Shareholder and filed as required by the Interim Order and applicable Laws.

2.6   Securities Compliance

(a)
Mercator shall take all steps as may be required to cause the Mercator Shares to be issued under the Plan of Arrangement (including the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement) to be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian securities Laws and in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act (the "3(a)(10) Exemption") or, in the case of the Mercator Shares to be issued upon exercise of the Creston Options or the Creston Warrants, in a transaction exempt from registration under the 1933 Act;

(b)	In order to ensure the availability of the 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(i)	the Arrangement will be subject to the approval of the Court;

(ii)	the Court will be advised as to the intention of the parties to rely on the 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(iii)	the Court will be requested to satisfy itself that the terms and conditions of the exchange of securities pursuant to the Arrangement are fair to those to whom securities will be issued;

(iv)
the Parties will request that the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the securityholders of Creston;

(v)
the parties will ensure that each securityholder of Creston entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(vi)
the securityholders of Creston will be advised that the Mercator Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Mercator in reliance on the 3(a)(10) Exemption;

(vii)
the Parties will request that the Interim Order will specify that each securityholder of Creston will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(viii)	the Parties will request that the Final Order include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Mercator, pursuant to the Plan of Arrangement."

2.7    Preparation of Filings

(a)	Mercator and Creston shall cooperate in:

(i)
the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Mercator or Creston to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)
the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the Mercator Shares in connection with the Arrangement (including the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement); provided, however, that neither Mercator nor Creston shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Mercator Shares; and

(iii)	the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)
Each of Mercator and Creston shall promptly furnish to the other all information concerning it, its securities and its affiliates and securityholders as may be required for the effectuation of the actions described in Sections 2.5 and 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders, as applicable) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any material Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or in which it is to be used.

(c)
Each of Mercator and Creston shall promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application for an order hereunder contains any material Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, Mercator and Creston shall cooperate in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to the Creston Securityholders or filed with the applicable securities regulatory authorities.

(d)
Creston shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any material Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the Mercator Parties). Without limiting the generality of the foregoing, Creston shall ensure that the Circular complies with National Instrument 51-102 "Continuous Disclosure Requirements" and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Creston Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting.

(e)
Creston shall (with the Mercator Parties and the Mercator Parties' counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators in relation to the Meeting.

2.8   U.S. Tax Treatment

The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code.  Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct.  Except as otherwise provided in this Agreement and in the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes.  Notwithstanding the foregoing, none of Mercator, Subco or Creston makes any representation, warranty or covenant to any other party or to any Creston Securityholder, holder of Mercator Shares or other holder of Creston securities or Mercator securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Creston

Subject to Section 3.2, Creston represents and warrants to the Mercator Parties as follows and acknowledges that the Mercator Parties are relying upon these representations and warranties in entering into this Agreement:

3.1.1	Organization

(a)	Creston is a corporation validly existing under the laws of British Columbia and is in good standing with respect to the filing of annual reports under the laws of British Columbia;

(b)
Creston has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted, and is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business make such qualification, registration or licensing necessary;

(c)	copies of the notice of articles and articles of Creston have been provided to Mercator and reflect all amendments made thereto at any time prior to the date hereof and are correct and complete;

3.1.2	Capitalization

(a)
Creston's authorized capital consists of an unlimited number of common shares without par value, of which, as of the date hereof, 285,965,881 Creston Shares are validly issued and outstanding as fully paid and non-assessable shares free of any pre-emptive rights;

(b)	the issued and outstanding Creston Shares are listed and posted for trading on the TSXV;

(c)	other than the issued and outstanding Creston Shares, there are no other issued and outstanding shares in the capital of Creston;

(d)	except for:

(i)
13,930,500 Creston Options validly granted as of the date hereof under the Creston Stock Option Plan and an obligation to issue an additional 450,000 Creston Options upon a change of control of Creston;

(ii)	29,203,643 Creston Warrants validly created, issued and outstanding as of the date hereof; and

(iii)	the Creston Shares that may be issued in accordance with various property agreements to which Creston is a party as disclosed in the Creston Public Record,

there are not now, any options, warrants, conversion privileges, rights, agreements, understandings, commitments or other obligations (whether by law, pre-emptive or contractual) of Creston to issue, sell or deliver any shares or other ownership interests in Creston or securities or obligations of any kind convertible into or exchangeable for shares or other ownership interests in Creston or acquire any shares of or ownership interests in any other Person;

(e)
there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income, share price or any other attribute of Creston or its business or operations;

(f)	there are no outstanding bonds, debentures or other evidences of indebtedness of Creston;

(g)	a shareholders' rights plan exists in relation to the Creston Shares, it has been duly adopted by the directors and approved by the shareholders of Creston;

(h)
all securities of Creston have been issued in compliance with all Applicable Securities Laws and all securities of Creston to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities, if issued in accordance with their terms prior to the completion of the Arrangement, will be issued in compliance with all Applicable Securities Laws;

(i)
no holder of securities issued by Creston has any right to compel Creston to register or otherwise qualify such securities for distribution or sale to the public in Canada, the United States or in any other jurisdiction;

3.1.3	Subsidiaries

(a)
each of the Creston Subsidiaries is a corporation incorporated, amalgamated or continued and validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuation, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted by it, and is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business makes such qualification, registration or licensing necessary;

(b)	Creston, directly or indirectly, beneficially owns all, or substantially all, of the issued and outstanding shares and other ownership interests of each of the Creston Subsidiaries;

3.1.4	Authority Relative to this Agreement

(a)
subject to obtaining the approvals as required under the Interim Order, Creston has the corporate power and capacity to enter into and perform its obligations under this Agreement and all documents and agreements contemplated by this Agreement to which Creston is or will be a party;

(b)
the execution and delivery of this Agreement by Creston and the performance by Creston of its obligations hereunder and thereunder have been duly authorized by the board of directors of Creston and no other corporate proceeding on the part of Creston is necessary to authorize this Agreement or the transactions contemplated hereby or thereby, other than the approval of:

(i)	the Circular and other matters relating solely thereto, by the Board of Directors of Creston;

(ii)	materials to be filed with the Court in connection with the applications for the Interim Order and Final Order by the Board of Directors of Creston;

(iii)	any matters required by the Interim Order or the Final Order to be authorized by the Board of Directors of Creston or the Creston Shareholders;

(iv)	the Arrangement Resolution by the Creston Shareholders; and

(v)	the Arrangement by the TSXV in respect of Creston;

(c)
this Agreement has been duly executed and delivered by Creston and is a legal, valid and binding obligation of Creston, enforceable against Creston in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to the availability of equitable remedies;

(d)	the execution and delivery by Creston of this Agreement do not, and the performance by Creston of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)	conflict with, violate or breach any provision of:

(A)	Creston's constating documents or any resolution of its directors or shareholders;

(B)
any applicable Laws (subject to obtaining the authorizations, consents and approvals referred to in Section 5.1), that would, individually or in the aggregate, have a material adverse effect on Creston or would prevent or delay completion of the Arrangement);

(ii)
result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, require any consent to be obtained under, or give to others any rights of termination, amendments, acceleration or cancellation of or under:

(A)
any licence, permit (including any Environmental Permit), certificate, order, consent, approval or other authorization of Creston or by which Creston or any of its properties or assets is bound or affected, that would, individually or in the aggregate, have a material adverse effect on Creston or would prevent or delay completion of the Arrangement;

(B)
any agreement, arrangement, commitment or understanding to which Creston is a party or by which Creston or any of its properties or assets is bound or affected that would, individually or in the aggregate, have a material adverse effect on Creston or would prevent or delay completion of the Arrangement;

(iii)	result in the imposition of an Encumbrance upon any of the properties or assets of Creston that would, individually or in the aggregate, have a material adverse effect on Creston; or

(iv)
give rise to any option, right of first refusal or similar right becoming exercisable by a third party that would have a material adverse effect on Creston or prevent or delay the completion of the Arrangement;

(e)
except as referred to in Section 3.1.23(a)(iii) below, result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, "golden parachute", bonus, termination payments or otherwise, becoming due to any director or officer of Creston or increase any benefits otherwise payable under any pension or benefits plan of Creston or result in the acceleration of the time of payment or vesting of any such benefits;

3.1.5	Disclosure

(a)
Creston is and has been a "reporting issuer" or the equivalent under the Applicable Canadian Securities Laws of the Provinces of British Columbia, Alberta, Ontario and Manitoba the past eighteen (18) months and is not in material default of its continuous disclosure obligations under any Applicable Securities Laws;

(b)
since January 1, 2010, Creston has prepared and filed with appropriate Governmental Authorities all documents required to be filed by it under Applicable Securities Laws (collectively, the "Creston Public Record") and such documents, as of the time they were filed:

(i)	did not contain any material misrepresentations (as defined in applicable Canadian Securities Laws relating to such document);

(ii)	did not fail to state a material fact required to be stated in order to make the statements contained in such document not misleading in light of the circumstances in which they were made; and

(iii)	complied in all material respects with the requirements of Applicable Securities Laws;

(c)	Creston has not filed a confidential material change report or the equivalent thereof under Applicable Securities Laws with any Governmental Authority that currently remains confidential;

(d)	all documents and written information delivered by Creston or any of Creston's Representatives to Mercator or any of Mercator's Representatives are correct in all material respects; and

(e)
to the knowledge of Creston, there is no fact that Creston has not disclosed to Mercator in writing or made available for review to Mercator as part of its due diligence investigations that has had or would have a material adverse effect on Creston;

3.1.6	Financial Statements

(a)	the financial statements of Creston previously filed in the Creston Public Record:

(i)	have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with prior periods; and

(ii)	present fairly, in all material respects, the financial condition of Creston at the respective dates indicated and the results of operations and cash flows of Creston for the periods covered;

3.1.7	Material Liabilities

(a)
other than as disclosed in the Creston Public Record, Creston has no material liabilities or obligations of any nature (whether contingent or absolute, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due, including any liability for Taxes), including guarantees, support obligations or other similar obligations with respect to the obligations of any person, except liabilities and obligations adequately reflected or reserved against in the audited financial statements of Creston as at and for the financial year ended July 31, 2010 or in the interim unaudited financial statements of Creston as at and for the financial period ended January 31, 2011 or incurred in the ordinary course of business since the end of such periods;

3.1.8	Books, Records and Accounting Controls

(a)	the books, records and accounts of Creston, in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions, including the acquisition and disposition of properties and assets, of Creston; and

(iii)	accurately and fairly reflect the basis for Creston's financial statements;

(b)
Creston has established and maintains a system of disclosure controls and procedures designed to provide reasonable assurance that material information relating to Creston is made known to Creston's principal executive and financial officers by others within those entities, particularly during the periods in which its annual and interim filings are prepared. Such principal executive and financial officers have evaluated the effectiveness of Creston's disclosure controls and procedures and have caused Creston to disclose in the Creston Public Record, where applicable, their conclusions about the effectiveness of such disclosure controls and procedures;

(c)
Creston has established and maintains internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP;

(d)	the corporate records and minute books of Creston provided to Mercator have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects;

3.1.9	Absence of Changes

(a)
except as disclosed in the Creston Public Record or in the Creston Disclosure Letter, since June 30, 2010, Creston has conducted its business only in the ordinary course of business and consistent with past practice and:

(i)	no material adverse change has occurred with respect to Creston;

(ii)
neither Creston nor any of its Subsidiaries have incurred liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or the aggregate, have an adverse material effect on Creston;

(iii)	neither Creston nor any of its Subsidiaries have experienced any damage, destruction or loss, whether covered by insurance or not, that would have a material adverse effect on Creston;

(iv)	neither Creston nor any of its Subsidiaries have acquired or sold property or assets aggregating more than five percent of Creston's total consolidated property and assets as at January 31, 2011;

(v)
neither Creston nor any of its Subsidiaries have entered into, amended, relinquished, terminated or failed to renew any material agreement, arrangement, commitment, understanding, licence, permit, certificate, order, consent, approval or authorization that would individually or in the aggregate, have a material adverse effect on Creston;

(vi)
there has been no increase in or modification to the compensation payable or to become payable by Creston to any of its directors, officers or employees, or any grant by Creston to any of its directors, officers or employees of any increase in severance or termination pay;

(vii)	there has not been any increase in or modification to any Benefit Plan for any of Creston's current or former employees or consultants (or their relatives);

(viii)
Creston has not made any material change in its accounting methods, principles or practices, including the basis upon which its assets and liabilities are recorded on its books or its earnings, profits and losses are ascertained;

(ix)	neither Creston nor any of its Subsidiaries has amended its constating documents;

(x)	Creston has not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities or made any repayments of capital;

(xi)	Creston has not redeemed, repurchased or otherwise acquired any Creston Shares;

(xii)	no resolution to approve a subdivision, consolidation or reclassification of any of the Creston Shares has been approved by or presented to the Creston Shareholders; and

(xiii)
neither Creston nor any of its Subsidiaries have entered into any agreements, arrangements, commitments or understandings to take any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Creston in this Agreement materially untrue or incorrect as of the date when made;

3.1.10	Restrictions on Business Activities

(a)
there are no agreements, arrangements, commitments, understandings, judgments, orders, warrants, writs, injunctions or decrees binding upon Creston or any of its Subsidiaries that has or could have the effect of prohibiting or materially restricting or impairing any business practice of Creston or any of its Subsidiaries, any acquisition of property or assets by Creston or any of its Subsidiaries or the conduct of business by Creston or any of its Subsidiaries as currently conducted, other than any such agreements, arrangements, commitments, understandings, judgments, orders, awards, writs, injunctions or decrees which would not, individually or in the aggregate, have a material adverse effect on Creston;

3.1.11	Compliance

(a)	each of Creston and its Subsidiaries has complied with and is not in violation of:

(i)	its constating documents, or any resolution of its directors or shareholders; or

(ii)	any applicable Laws, including Environmental Laws;

other than instances of non-compliance or violations that would not, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Creston;

(b)	Creston is not in material default of any rule or policy of the TSXV;

(c)	no regulatory authority having jurisdiction over Creston has issued any order preventing or suspending trading of any currently outstanding securities of Creston;

3.1.12	Regulatory Approvals

(a)
no consent, approval, order or authorization of, or filing with, any Governmental Authority with jurisdiction over Creston, any of its Subsidiaries or any of their respective properties, assets or businesses is required to be obtained by Creston or any of its Subsidiaries in connection with the execution and delivery by Creston of this Agreement, the performance by Creston of its obligations hereunder or the completion of the Arrangement other than:

(i)
obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order or the Final Order and filing a certified copy of the Final Order and all required or related notices and other documents with the Registrar of Companies to effect the Arrangement;

(ii)
authorizations, consents, approvals, orders or filings, the failure of which to obtain or make would not, individually or in the aggregate, prevent or delay completion of the Arrangement or have a material adverse effect on Creston; and

(iii)	in connection with or in compliance with Applicable Securities Laws, including approval of the TSXV to Arrangement;

3.1.13	Licences and Permits

(a)
each of Creston and its Subsidiaries owns, possesses or has obtained and is in compliance with all licences, permits (including Environmental Permits), certificates, orders, consents, approvals and other authorizations of or from any Governmental Authority necessary to conduct its business as now conducted, except for such licences, permits, consents and other authorizations, the failure to own, possess, obtain or be in compliance with which would not, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Creston;

3.1.14	Material Contracts

(a)
Creston has provided to Mercator a list of and has made available to Mercator for review all of the agreements, arrangements, commitments and understanding to which Creston or any of its Subsidiaries is a party or by which Creston, any of its Subsidiaries or any of its properties or assets is bound or affected that are material to the business and operations of Creston (collectively the "Creston Contracts"). For the purposes of this Section 3.1.14(a), "material" means any agreement, arrangement, commitment or understanding with the term of more than one (1) year or pursuant to which Creston has financial obligations in an amount greater than $250,000;

(b)	each Creston Contract is a valid and binding agreement of Creston and is in full force and effect;

(c)
neither Creston nor any of its Subsidiaries is in breach of, and no event of default (including an event which with notice or lapse of time or both would become a default) relating to Creston or any of its Subsidiaries has occurred under any Creston Contracts and, to the knowledge of Creston, none of the other parties to any of the Creston Contracts are in breach of and no event of default (including an event which with notice or lapse of time or both would become a default) relating to such other party has occurred under any of the Creston Contracts, except for breaches or events of default that have been cured or waived or breaches or events of default that would not, individually or in the aggregate, have a material adverse effect on Creston;

(d)
Creston is not a party to any credit agreement, note, bond, mortgage, indenture or other similar contract, agreement or instrument relating to indebtedness for borrowed money (the "Creston Debt Agreements") by which Creston or its properties or assets is bound or affected;

3.1.15	Employment Matters

(a)	Creston has provided to Mercator complete copies of, or information describing the material terms of:

(i)	all employment agreements or contracts for services between Creston and any of its directors, officers or;

(ii)
all written or oral policies, agreements, obligations or understandings providing for severance or termination payments to any director, officer or employee of Creston, except for obligations to provide reasonable notice to employees hired for indefinite terms who are dismissed without cause; and

(iii)	all Benefit Plans of Creston;

(b)	there are no current, pending or, to the knowledge of Creston, threatened strikes or lockouts at any of Creston's facilities;

(c)
Creston is not subject to any claim for wrongful dismissal, constructive dismissal or any other claim in contract or in tort, nor is any such claim or any litigation, arbitration or mediation pending or, to the knowledge of Creston, threatened, relating to employment or termination of employment of employees or independent contractors, other than claims, litigation, arbitration or mediation that, individually or in aggregate, amount to less than $100,000;

(d)
Creston has operated in all material respects in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety laws, workers' compensation, social insurance and pension contribution, human rights and labour relations, and there are no pending or, to the knowledge of Creston, threatened proceedings against Creston before any Governmental Authority with respect to any of the foregoing matters, other than claims, litigation, arbitration or proceedings that, individually or in aggregate, amount to less than $100,000;

(e)
the execution and delivery of this Agreement, the performance by Creston of its obligations under this Agreement and the completion of the Arrangement will not constitute an event or condition under any Benefit Plan that entitles an employee or former employee to a payment, promise of payment, acceleration or vesting of any other benefit to which that individual would not otherwise be entitled;

(f)
Creston has complied, in all material respects, with all of the terms of the employee compensation and benefit obligations of Creston, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Creston other than such non-compliance that would not reasonably be expected to have a material adverse effect on Creston. Creston does not have any employee compensation or benefit plans, agreement, policies, programs, arrangements or practices, whether written or oral other than the Creston Stock Option Plan, pursuant to which the Creston Options have been granted.  Creston has not sponsored or participated in any pension or retirement income plan;

3.1.16	Title to Properties and Assets

(a)
each of Creston and its Subsidiaries has good and sufficient right and title to its properties and assets as described in the Creston Public Record (other than property and assets as to which each of Creston or its Subsidiaries is a lessee, in which case it has a valid lease interest and such interest is and has been maintained in good standing) necessary to permit the operation of its business as presently conducted, except for such defect in title that, individually or in the aggregate, would not have a material adverse effect on Creston;

(b)	the properties and assets in which each of Creston or its Subsidiaries holds an interest are held free and clear of all Encumbrances except as disclosed in the Creston Public Record;

(c)
neither Creston nor any of its Subsidiaries has received notice of any default in its title to any of its properties or assets which default is continuing and, individually or in the aggregate, would have a material adverse effect on Creston or subject the title of Mercator or any of its Subsidiaries to any of its properties or assets to cancellation or termination;

(d)
each of Creston and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties' respective terms for its own use and benefit without any lawful interruption of or by any other person;

(e)	to the best of Creston's knowledge,

(i)	each Creston Claim has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(ii)	each of Creston and its Subsidiaries has the exclusive right to the Creston Claims and the Creston Properties;

(iii)	no person other than each of Creston or its Subsidiaries has any material interest in the Creston Claims or any right to acquire any such interest;

(iv)
neither Creston nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke its interests in the Creston Claims or the real property, including buildings, improvements, fixtures, licenses, leases, rights of way, surface rights, water use rights and all other easements or other real property interests, in each case forming a part of the Creston Properties;

(v)
the Creston Claims are in good standing under applicable Laws and all taxes and fees in respect thereof have been paid or incurred and all filings in respect thereof have been made except where the failure to pay fees would not reasonably be expected to cause any of the Creston Claims to no longer be in good standing or cause a material adverse effect on Creston or the Creston Properties; and

(vi)	the Creston Claims comprise all of Creston's and its Subsidiaries' direct or indirect right, title and interest in or to the Creston Properties;

3.1.17	Mineral Resources

(a)
the measured, indicated and inferred mineral resources for Creston's material properties as set forth in the Creston Public Record were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects and were, at such date, true and correct in all material respects;

(b)	there has been no material reduction in the aggregate amount of estimated mineral resources of Creston from the amounts disclosed in the Creston Public Record;

3.1.18	Environmental Matters

(a)	except for matters that would not, individually or in the aggregate, have a material adverse effect on Creston:

(i)	each of Creston and its Subsidiaries is in possession of the Environmental Permits to own, lease and operate its properties and to conduct its business and operations as now conducted; and

(ii)	each of Creston and its Subsidiaries has been and is now in material compliance with all Environmental Permits and Environmental Laws;

(b)	except as disclosed in the Creston Public Record, each of Creston and its Subsidiaries is not subject to:

(i)	any Environmental Permits or Environmental Laws that require or may require:

(A)	any material work, repairs, construction, change in business practices or operations; or

(B)	any expenditures, including capital expenditures, for facility upgrades, environmental investigation and remediation expenditures, or any other similar expenditures;

(ii)
any written demand, written notice of default, summons, notice of judgment or commencement of proceedings with respect to any breach, liability or remedial action (or any alleged breach, liability or remedial action) arising under Environmental Laws;

(iii)	any obligations to remedy, pay compensation, or make any payment in the nature of a fine in relation to any breach of Environmental Permits or Environmental Laws;

(iv)	or aware of any pending, material renewal, modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit; or

(v)
or aware of any pending, review by, or approval of, any Governmental Authority required, in relation to Environmental Permit or Environmental Laws, in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the continuation of the business or operations of each of Creston and its Subsidiaries following completion of the Arrangement;

that would, individually or in the aggregate, have a material adverse effect on Creston;

3.1.19	Litigation and Other Proceedings

(a)
except as has been disclosed in the Creston Public Record or as has otherwise been disclosed in writing by Creston to Mercator on or prior to the date hereof, there is no claim, suit, action, arbitration, review, proceeding or investigation pending, or to the knowledge of Creston, threatened by or against Creston or affecting any of its properties, assets or businesses before or by any Governmental Authority that if adversely determined, individually or in the aggregate, would have a material adverse effect on Creston or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement, nor to the knowledge of Creston is there any basis for any such claim, suit, action, arbitration, review, proceeding or investigation;

(b)
except as has been disclosed in the Creston Public Record or as has otherwise been disclosed in writing by Creston to Mercator on or prior to the date hereof, neither Creston nor any of its assets, properties or businesses, is subject to an outstanding judgment, order, decision, ruling, decree, award or injunction exceeding $100,000 or which would have a material adverse effect on Creston or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement;

(c)	Creston does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements;

(d)
there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Creston, threatened against Creston before any court, regulatory or administrative agency or tribunal;

3.1.20	Insurance

(a)
each of Creston and its Subsidiaries has policies of insurance currently in force naming Creston as an insured that adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Creston, having regard to the nature of the relevant risks and the relative cost of obtaining insurance.  All such policies of insurance will remain in force and effect from the date hereof to and including the Effective Date and will not be cancelled or otherwise terminated as a result of the Arrangement or the other transactions contemplated by this Agreement other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Creston;

3.1.21	Tax Matters

(a)
all Tax Returns required to be filed by or on behalf of Creston or any of its Subsidiaries in Canada, any province of Canada or any foreign country having jurisdiction over the affairs of Creston or any of its Subsidiaries, for all prior periods in respect of which such filings have heretofore been required to have been duly filed, except for Tax Returns for which the failure to file at the time required to be filed would not have a material adverse effect on Creston or any of its Subsidiaries, and such Tax Returns are true, complete and correct in all material respects.  All Taxes now owing by Creston or any of its Subsidiaries have been paid or accrued on Creston's or any of its Subsidiaries' books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada, to any person subject to foreign individual income tax and to any other payee where the payment is subject to withholding tax obligations have been made in accordance with all applicable Laws in respect of withholding tax; there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority or other Governmental Authority by Creston; Creston and each of its Subsidiaries has withheld from each payment made to any of their officers, directors and employees and former officers, directors and employees the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing authority or other Governmental Authority within the time required under any applicable tax legislation;

(b)
Creston has paid or provided adequate accruals in its financial statements for the year ended July 31, 2010 and for the six (6) month period ended January 31, 2011 for Taxes in conformity with generally accepted accounting principles applicable in Canada;

(c)
no deficiencies exist or have been asserted with respect to Taxes of Creston or any of its Subsidiaries or any of its Subsidiaries, neither Creston nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Creston or any of their respective properties or assets, except where such deficiencies, actions or proceedings, individually or in the aggregate, would not have a material adverse effect on Creston;

3.1.22	Acquisition Proposals

(a)	no Acquisition Proposal is currently under discussion, consideration or negotiation by Creston or, to its knowledge, any of its Representatives;

3.1.23	Fees and Commissions and Votes Required

(a)
no person is entitled to any broker's or finder's fee or other fee, commission or compensation payable by Creston in connection with the Arrangement or any of the other transactions contemplated by this Agreement, except for:

(i)	fees payable to the Creston Financial Advisor;

(ii)	soliciting dealers or proxy solicitation firms that may be engaged by Creston in connection with the Meeting on usual commercial terms;

(iii)	termination package payable to Cutfield Freeman & Co., Ltd. pursuant to an agreement dated August 12, 2010, a copy of which has been provided to Mercator;

(iv)	fees payable to Creston's legal, tax and accounting advisors; and

(v)	filing fees payable to Governmental Authorities in respect of the Arrangement;

(b)
the only votes of the holders of any class or series of the Creston Shares, Creston Options, Creston Warrants or other securities of Creston necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Creston Shareholder Approval;

3.1.24	U.S. Securities Law Matters

(a)	no class of securities of Creston is registered under the U.S. Exchange Act;

(b)	Creston is not subject to the reporting obligations under Section 13(a) or 15(d) of the U.S. Exchange Act; and

(c)
Creston accepted an offer of settlement in the administrative proceeding (File No. 3-13292) before the SEC and is subject to an order (SEC release No. 59078 dated December 11, 2008) by the SEC.  Creston is not in violation of the offer of settlement or administrative order.

3.1.25	Circular

(a)
the information that will be contained in the Circular with respect to Creston will be true and complete in all material respects, will not contain any misrepresentation (as defined in Canadian Securities Laws), will not contain an untrue statement of a material fact, will not omit to state any material fact relating thereto required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made, and all financial statements of Creston contained therein or incorporated therein by reference will present fairly its financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied.

3.1.26	General

(a)	Creston and the Creston Subsidiaries and, to the knowledge of Creston (after reasonable inquiry), the insiders of Creston do not own any common shares of Mercator;

(b)	Creston is not a related party of Mercator within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

3.2   Creston Disclosure Letter

Creston has delivered to Mercator a Disclosure Letter dated the date hereof (the "Creston Disclosure Letter"), receipt of which is acknowledged by Mercator.  Notwithstanding the provisions of Section 3.1, each disclosure in the Disclosure Letter that corresponds to a specific and identified subsection reference in Section 3.1 shall be treated as an exception to or exclusion from that particular representation or warranty; otherwise all representations and warranties are given subject to and are qualified by and are subject to the matters fairly and accurately disclosed in the Creston Disclosure Letter, without having to indicate the section of this Agreement to which it applies. Furthermore, any matter disclosed with respect to one section of this Agreement shall also be deemed to be disclosed with respect to all other sections of this Agreement to which such disclosure reasonably relates.

3.3   Representations and Warranties of Mercator

Subject to Section 3.4, Mercator represents and warrants to Creston as follows and acknowledges that Creston is relying upon these representations and warranties in entering into this Agreement:

3.3.1	Organization

(a)	Mercator is a company validly existing under the laws of British Columbia and is in good standing with respect to the filing of annual reports under the laws of British Columbia;

(b)
Mercator has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted, and is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business make such qualification, registration or licensing necessary;

(c)	copies of the notice of articles and articles of Mercator have been provided to Creston and reflect all amendments made thereto at any time prior to the date hereof and are correct and complete;

3.3.2	Capitalization

(a)
Mercator's authorized capital consists of an unlimited number of common shares without par value, of which, as of the date hereof, 200,699,809 Mercator Shares are validly issued and outstanding as fully paid and non-assessable shares;

(b)	the issued and outstanding Mercator Shares are listed and posted for trading on the TSX;

(c)	other than the issued and outstanding Mercator Shares, there are no other issued and outstanding shares in the capital of Mercator;

(d)	except for:

(i)	9,605,100 stock options of Mercator validly granted as of the date hereof under the Mercator Stock Option Plan; and

(ii)	21,214,335 common share purchase warrants of Mercator validly created, issued and outstanding as of the date hereof,

there are not now, any options, warrants, conversion privileges, rights, agreements, understandings, commitments or other obligations (whether by law, pre-emptive or contractual) of Mercator to issue, sell or deliver any shares or other ownership interests in Mercator or securities or obligations of any kind convertible into or exchangeable for shares or other ownership interests in Mercator or acquire any shares of or ownership interests in any other Person;

(e)
there are not now any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income, share price or any other attribute of Mercator or its business or operations;

(f)	there are no outstanding bonds, debentures or other evidences of indebtedness of Mercator with Mercator Shareholders on any matter;

(g)
a shareholders' rights plan exists in relation to the Mercator Shares, it has been duly adopted by the directors, is subject to approval by the shareholders of Mercator and is not triggered in any way in connection with the transactions contemplated herein;

(h)
all securities of Mercator have been issued in compliance with all Applicable Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Applicable Securities Laws;

(i)
no holder of securities issued by Mercator has any right to compel Mercator to register or otherwise qualify such securities for distribution or sale to the public in Canada, the United States or in any other jurisdiction;

3.3.3	Subsidiaries

(a)
each of the Mercator Subsidiaries is a corporation incorporated, amalgamated or continued and validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuation, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted by it, and is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business makes such qualification, registration or licensing necessary;

(b)	Mercator, directly or indirectly, beneficially owns all, or substantially all, of the issued and outstanding shares and other ownership interests of each of the Mercator Subsidiaries;

3.3.4	Authority Relative to this Agreement

(a)
Mercator has the corporate power and capacity to enter into and perform its obligations under this Agreement and all documents and agreements contemplated by this Agreement to which Mercator is or will be a party;

(b)
the execution and delivery of this Agreement by Mercator and the performance by Mercator of its obligations hereunder have been duly authorized by the Board of Directors of Mercator and no other corporate proceeding on the part of Mercator is necessary to authorize this Agreement or the transactions contemplated hereby or thereby;

(c)
this Agreement has been duly executed and delivered by Mercator and is a legal, valid and binding obligation of Mercator, enforceable against Mercator in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to the availability of equitable remedies;

(d)	the execution and delivery by Mercator of this Agreement do not, and the performance by Mercator of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)	conflict with, violate or breach any provision of:

(A)	Mercator's or any of its Subsidiaries' constating documents or any resolution of their respective directors or shareholders; or

(B)
any applicable Laws (subject to obtaining the authorizations, consents and approvals referred to in Section 5.1, that would, individually or in the aggregate, have a material adverse effect on Mercator or would prevent or delay completion of the Arrangement;

(ii)
result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consents to be obtained under, or give to others any rights of termination, amendment, acceleration or cancellation of or under, any credit agreement, note, bond, mortgage, indenture or other similar contract, agreement or instrument relating to indebtedness for borrowed money (the "Mercator Debt Agreements") to which Mercator or any of its Subsidiaries is a party or by which Mercator or any of its Subsidiaries or any of their respective properties or assets is bound or affected;

(iii)
result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, require any consent to be obtained under, or give to others any rights of termination, amendments, acceleration or cancellation of or under:

(A)
any license, permit (including any Environmental Permit), certificate, order, consent, approval or other authorization of Mercator or any of its Subsidiaries or by which Mercator, any of its Subsidiaries or any of their respective properties or assets is bound or affected, that would, individually or in the aggregate, have a material adverse effect on Mercator or would prevent or delay completion of the arrangement;

(B)
any agreement, arrangement, commitment or understanding to which Mercator or any of its Subsidiaries is a party or by which Mercator, any of its Subsidiaries or any of their respective properties or assets is bound or affected that would, individually or in the aggregate, have a material adverse effect on Mercator or would prevent or delay completion of the Arrangement;

(iv)
result in the imposition of an Encumbrance upon any of the properties or assets of Mercator or any of its Subsidiaries that would, individually or in the aggregate, have a material adverse effect on Mercator; or

(v)
give rise to any option, right of first refusal or similar right becoming exercisable by a third party that would have a material adverse effect on Mercator or prevent or delay the completion of the Arrangement;

3.3.5	Disclosure

(a)
Mercator is and has been a "reporting issuer" or the equivalent under the Applicable Securities Laws of the Provinces of British Columbia, Alberta, Ontario, Saskatchewan, Manitoba and Nova Scotia for the past eighteen (18) months, is not in material default of its continuous disclosure obligations under Applicable Securities Laws;

(b)
since December 31, 2010, Mercator has prepared and filed with appropriate Governmental Authorities all documents required to be filed by it under Applicable Securities Laws (collectively, the "Mercator Public Record") and such documents, as of the time they were filed (except as subsequently corrected):

(i)	did not contain any material misrepresentations (as defined in applicable Canadian Securities Laws relating to such document);

(ii)	did not fail to state a material fact required to be stated in order to make the statements contained in such document not misleading in light of the circumstances in which they were made; and

(iii)	complied in all material respects with the requirements of Applicable Securities Laws;

(c)	Mercator has not filed any confidential material change report or the equivalent thereof under Applicable Securities Laws with any Governmental Authority that currently remains confidential;

(d)	all documents and written information delivered by Mercator or any of Mercator's Representatives to Creston or any of Creston's Representatives are complete and correct in all material respects;

(e)
to the knowledge of Mercator, there is no fact that Mercator has not disclosed to Creston orally or in writing or made available for review to Creston that has had or would have a material adverse effect on Mercator;

3.3.6	Financial Statements

(a)	the financial statements for Mercator previously filed in the Mercator Public Record:

(i)	have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with prior periods; and

(ii)
present fairly, in all material respects, the consolidated financial condition of Mercator at the respective dates indicated and the consolidated results of operations and cash flows of Mercator for the periods covered;

3.3.7	Material Liabilities

(a)
other than as disclosed in the Mercator Public Record, neither Mercator nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether contingent or absolute, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due, including any liability for Taxes), including guarantees, support obligations or other similar obligations with respect to the obligations of any person, except liabilities and obligations adequately reflected or reserved against in the audited consolidated financial statements of Mercator as at and for the financial year ended December 31, 2010 or incurred in the ordinary course of business since the end of such period;

3.3.8	Books, Records and Accounting Controls

(a)	the books, records and accounts of Mercator, in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions, including the acquisition and disposition of properties and assets, of Mercator; and

(iii)	accurately and fairly reflect the basis for Mercator's financial statements;

(b)
Mercator has established and maintains a system of disclosure controls and procedures designed to provide reasonable assurance that material information relating to Mercator and the Mercator Subsidiaries is made known to Mercator's principal executive and financial officers by others within those entities, particularly during the periods in which its annual and interim filings are prepared. Such principal executive and financial officers have evaluated the effectiveness of Mercator's disclosure controls and procedures and have caused Mercator to disclose in the Mercator Public Record, where applicable, their conclusions about the effectiveness of such disclosure controls and procedures;

(c)
Mercator has established and maintains internal control over financial reporting and Mercator has disclosed weaknesses in internal control over financial reporting its Management Discussion and Analysis for the year ended December 31, 2011. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP; and

(d)
the corporate records and minute books of Mercator have been provided to Creston and have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects;

3.3.9	Absence of Changes

(a)
except as disclosed in the Mercator Public Record or the Mercator Disclosure Letter, since December 31, 2010, Mercator and each of its Subsidiaries has conducted its business only in the ordinary course of business and consistent with past practice and:

(i)	no material adverse change has occurred with respect to Mercator;

(ii)
neither Mercator nor any of its Subsidiaries have incurred liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have an adverse material effect on Mercator;

(iii)	neither Mercator nor any of its Subsidiaries have experienced any damage, destruction or loss, whether covered by insurance or not, that would have a material adverse effect on Mercator;

(iv)	neither Mercator nor any of its Subsidiaries have acquired or sold property or assets aggregating more than five percent of Mercator's total consolidated property and assets as at December 31, 2010;

(v)
neither Mercator nor any of its Subsidiaries have entered into, amended, relinquished, terminated or failed to renew any material agreement, arrangement, commitment, understanding, license, permit, certificate, order, consent, approval or authorization that would, individually or in the aggregate, have a material adverse effect on Mercator;

(vi)
Mercator has not made any material change in its accounting methods, principles or practices, including the basis upon which its assets and liabilities are recorded on its books or its earnings, profits and losses are ascertained;

(vii)
neither Mercator nor any of its Subsidiaries have amended their constating documents except for changes to their notices of articles in order to reflect changes of directors, officers and registered and records office within the past year;

(viii)	Mercator has not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(ix)	Mercator has not redeemed, repurchased or otherwise acquired any Mercator Shares;

(x)	no resolution to approve a subdivision, consolidation or reclassification of any of the Mercator Shares has been approved by or presented to the Mercator Shareholders; and

(xi)
neither Mercator nor any of its Subsidiaries have entered into any agreements, arrangements, commitments or understandings to take any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Mercator in this Agreement materially untrue or incorrect as of the date when made;

3.3.10	Restrictions on Business Activities

(a)
there are no agreements, arrangements, commitments, understandings, judgments, orders, warrants, writs, injunctions or decrees binding upon Mercator or any of its Subsidiaries that has or could have the effect of prohibiting or materially restricting or impairing any business practice of Mercator or any of its Subsidiaries, any acquisition of property or assets by Mercator or any of its Subsidiaries or the conduct of business by Mercator or any of its Subsidiaries as currently conducted, other than any such agreements, arrangements, commitments, understandings, judgments, orders, awards, writs, injunctions or decrees which would not, individually or in the aggregate, have a material adverse effect on Mercator;

3.3.11	Compliance

(a)	each of Mercator and its Subsidiaries has complied with and is not in violation of:

(i)	its constating documents or any resolution of its directors or shareholders; or

(ii)	any applicable Laws, including Environmental Laws,

other than instances of non-compliance or violations that would not, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Mercator;

(b)	Mercator is not in material default of any rule or policy of the TSX;

(c)	no regulatory authority having jurisdiction over Mercator has issued any order preventing or suspending trading of any currently outstanding securities of Mercator;

3.3.12	Regulatory Approvals

(a)
no consent, approval, order or authorization of, or filing with, any Governmental Authority with jurisdiction over Mercator, any of its Subsidiaries or any of their respective properties, assets or businesses is required to be obtained by Mercator or any of its Subsidiaries in connection with the execution and delivery by Mercator of this Agreement, the performance by Mercator of its obligations hereunder or the completion of the Arrangement other than:

(i)	in connection with or in compliance with Applicable Securities Laws, including approval of the TSX to the Arrangement; and

(ii)
authorizations, consents, approvals, orders or filings, the failure of which to obtain or make would not, individually or in the aggregate, prevent or delay completion of the Arrangement or have a material adverse effect on Mercator;

3.3.13	Licences and Permits

(a)
Mercator and each of its Subsidiaries owns, possesses or has obtained and is in compliance with all licences, permits (including Environmental Permits), certificates, orders, consents, approvals and other authorizations of or from any Governmental Authority necessary to conduct its business as now conducted, except for such licences, permits, consents and other authorizations, the failure to own, possess, obtain or be in compliance with which would not, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Mercator as a whole;

3.3.14	Material Contracts

(a)
Mercator has provided to Creston a list of and has made available to Creston for review all of the agreements, arrangements, commitments and understanding to which Mercator or any of its Subsidiaries is a party or by which Mercator, any of its Subsidiaries or any of its properties or assets is bound or affected that are material to the business and operations of Mercator (collectively the "Mercator Contracts"). For the purposes of this Section 3.3.14(a), "material" means any agreement, arrangement, commitment or understanding with the term of more than one (1) year or pursuant to which Mercator has financial obligations in an amount greater than $250,000;

(b)	each Mercator Contract is a valid and binding agreement of Mercator and is in full force and effect;

(c)
neither Mercator nor any of its Subsidiaries is in breach of, and no event of default (including an event which with notice or lapse of time or both would become a default) relating to Mercator or any of its Subsidiaries has occurred under any Mercator Contracts and, to the knowledge of Mercator, none of the other parties to any of the Mercator Contracts are in breach of and no event of default (including an event which with notice or lapse of time or both would become a default) relating to such other party has occurred under any of the Mercator Contracts, except for breaches or events of default that have been cured or waived or breaches or events of default that would not, individually or in the aggregate, have a material adverse effect on Mercator;

(d)
except as is disclosed in the Mercator Public Record or in the Mercator Disclosure Letter, Mercator is not a party to any credit agreement, note, bond, mortgage, indenture or other similar contract, agreement or instrument relating to indebtedness for borrowed money (the "Mercator Debt Agreements") by which Mercator or its properties or assets is bound or affected;

3.3.15	Employment Matters

(a)	Mercator has provided to Creston complete copies of, or information describing the material terms of:

(i)	all employment agreements or contracts for services between Mercator and any of its directors, officers or;

(ii)
all written or oral policies, agreements, obligations or understandings providing for severance or termination payments to any director, officer or employee of Mercator, except for obligations to provide reasonable notice to employees hired for indefinite terms who are dismissed without cause; and

(iii)	all Benefit Plans of Mercator;

(b)	there are no current, pending or, to the knowledge of Mercator, threatened strikes or lockouts at any of Mercator's facilities;

(c)
Mercator is not subject to any claim for wrongful dismissal, constructive dismissal or any other claim in contract or in tort, nor is any such claim or any litigation, arbitration or mediation pending or, to the knowledge of Mercator, threatened, relating to employment or termination of employment of employees or independent contractors, other than claims, litigation, arbitration or mediation that, individually or in aggregate, amount to less than $500,000;

(d)
Mercator has operated in all material respects in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety laws, workers' compensation, social insurance and pension contribution, human rights and labour relations, and there are no pending or, to the knowledge of Mercator, threatened proceedings against Mercator before any Governmental Authority with respect to any of the foregoing matters, other than claims, litigation, arbitration or proceedings that, individually or in aggregate, amount to less than $500,000;

(e)
the execution and delivery of this Agreement, the performance by Mercator of its obligations under this Agreement and the completion of the Arrangement will not constitute an event or condition under any Benefit Plan that entitles an employee or former employee to a payment, promise of payment, acceleration or vesting of any other benefit to which that individual would not otherwise be entitled;

(f)
Mercator has complied, in all material respects, with all of the terms of the employee compensation and benefit obligations of Mercator, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Mercator other than such non-compliance that would not reasonably be expected to have a material adverse effect on Mercator. Mercator does not have any employee compensation or benefit plans, agreement, policies, programs, arrangements or practices, whether written or oral other than the Mercator Stock Option Plan, pursuant to which the Mercator Options have been granted. Mercator has not sponsored or participated in any pension or retirement income plan;

3.3.16	Title to Properties and Assets

(a)
Mercator and its Subsidiaries have good and sufficient right and title to their respective properties and assets as described in the Mercator Public Record (other than a property or an asset as to which Mercator or its Subsidiaries is a lessee, in which case it has a valid lease interest and such interest is and has been maintained in good standing) necessary to permit the operation of their respective businesses as presently conducted, except for such defect in title that, individually or in the aggregate, would not have a material adverse effect on Mercator;

(b)	the properties and assets in which Mercator holds an interest are held free and clear of all Encumbrances except as disclosed in the Mercator Public Record;

(c)
neither Mercator nor any of its Subsidiaries has received notice of any default in its title to any of its properties or assets which default is continuing and, individually or in the aggregate, would have a material adverse effect on Mercator or subject the title of Mercator or any of its Subsidiaries to any of their properties or assets to cancellation or termination;

(d)
Mercator and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties' respective terms for their own use and benefit without any lawful interruption of or by any other person;

(e)	to the best of Mercator's knowledge,

(i)	each Mercator Claim has been properly located and recorded in compliance with applicable laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(ii)	Mercator has the exclusive right to the Mercator Claims and the Mercator Properties;

(iii)	no person other than Mercator has any material interest in the Mercator Claims or any right to acquire any such interest;

(iv)
Mercator has not received any notice, whether written or oral, from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke Mercator's interests in the Mercator Claims or the real property, including buildings, improvements, fixtures, licenses, leases, rights of way, surface rights, water use rights and all other easements or other real property interests, in each case forming a part of the Mercator Properties;

(v)
the Mercator Claims are in good standing under applicable law and all taxes and fees in respect thereof have been paid or incurred and all filings in respect thereof have been made except where the failure to pay fees would not reasonably be expected to cause any of the Mercator Claims to no longer be in good standing or cause a material adverse effect on Mercator or the Mercator Properties; and

(vi)	the Mercator Claims comprise all of Mercator's direct or indirect right, title and interest in or to the Mercator Properties;

3.3.17	Mineral Reserves

(a)
the proven and probable mineral reserves for the various mineral properties in which Mercator or any of its Subsidiaries holds an interest, as set forth in the Mercator Public Record were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects and were, at such date, true and correct in all material respects;

(b)
there has been no material reduction in the aggregate amount of estimated mineral reserves and estimated mineral resources of Mercator from the amounts disclosed in the Mercator Public Record other than as a result of mining operations that have resulted in production of minerals to reduce the aggregate amount of estimated mineral reserves and estimated mineral resources of Mercator from time to time;

3.3.18	Environmental Matters

(a)	except for matters that would not, individually or in the aggregate, have a material adverse effect on Mercator:

(i)	Mercator is in possession of the Environmental Permits to own, lease and operate its properties and to conduct its business and operations as now conducted; and

(ii)	Mercator has been and is now in material compliance with all Environmental Permits and Environmental Laws;

(b)	except as disclosed in the Mercator Public Record, Mercator is not subject to:

(i)	any Environmental Permits or Environmental Laws that require or may require:

(A)	any material work, repairs, construction, change in business practices or operations; or

(B)	any expenditures, including capital expenditures, for facility upgrades, environmental investigation and remediation expenditures, or any other similar expenditures;

(ii)
any written demand, written notice of default, summons, notice of judgment or commencement of proceedings with respect to any breach, liability or remedial action (or any alleged breach, liability or remedial action) arising under Environmental Laws;

(iii)	any obligations to remedy, pay compensation, or make any payment in the nature of a fine in relation to any breach of Environmental Permits or Environmental Laws;

(iv)	or aware of any pending, material renewal, modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit; or

(v)
or aware of any pending, review by, or approval of, any Governmental Authority required, in relation to Environmental Permit or Environmental Laws, in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the continuation of the business or operations of Mercator following completion of the Arrangement;

that would, individually or in the aggregate, have a material adverse effect on Mercator;

3.3.19	Litigation

(a)
except as has been disclosed in the Mercator Public Record or as has otherwise been disclosed in writing by Mercator to Creston on or prior to the date hereof, there is no claim, suit, action, arbitration, review, proceeding or investigation pending, or to the knowledge of Mercator, threatened by or against Mercator or any of its Subsidiaries or affecting any of their respective properties, assets or businesses before or by any Governmental Authority that if adversely determined, individually or in the aggregate, would have a material adverse effect on Mercator or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement, nor to the knowledge of Mercator is there any basis for any such claim, suit, action, arbitration, review, proceeding or investigation;

(b)
neither Mercator, nor any of its Subsidiaries, nor any of their respective assets, properties or businesses, is subject to an outstanding judgment, order, award, writ, injunction or decree exceeding $100,000 or which would have a material adverse effect on Mercator or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement;

(c)	Mercator does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements;

(d)
there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Mercator, threatened against Mercator before any court, regulatory or administrative agency or tribunal;

3.3.20	Insurance

(a)
Mercator has policies of insurance currently in force naming Mercator as an insured that adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Mercator, having regard to the nature of the relevant risks and the relative cost of obtaining insurance.  All such policies of insurance will remain in force and effect from the date hereof to and including the Effective Date and will not be cancelled or otherwise terminated as a result of the Arrangement or the other transactions contemplated by this Agreement other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Mercator;

3.3.21	Tax Matters

(a)
all Tax Returns required to be filed by or on behalf of Mercator or any of its Subsidiaries in Canada, any province of Canada or any foreign country having jurisdiction over the affairs of Mercator or any of its Subsidiaries, for all prior periods in respect of which such filings have heretofore been required to have been duly filed, except for Tax Returns for which the failure to file at the time required to be filed would not have a material adverse effect on Mercator, and such Tax Returns are true, complete and correct in all material respects.  All Taxes now owing by Mercator or any of its Subsidiaries have been paid or accrued on Mercator's or its Subsidiaries' books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada, to any person subject to foreign individual income tax and to any other payee where the payment is subject to withholding tax obligations have been made in accordance with all applicable Laws in respect of withholding tax; there are no assessment or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority or other Governmental Authority by Mercator or any of its Subsidiaries; Mercator and each of its Subsidiaries have withheld from each payment made to any of their officers, directors and employees and former officers, directors and employees the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing authority or other Governmental Authority within the time required under any applicable tax legislation;

(b)
Mercator has paid or provided adequate accruals in its financial statements for the year ended December 31, 2010 for Taxes in conformity with generally accepted accounting principles applicable in Canada;

(c)
no deficiencies exist or have been asserted with respect to Taxes of Mercator or any of its Subsidiaries, neither Mercator nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Mercator or any of its Subsidiaries or any of their respective properties or assets, except where such deficiencies, actions or proceedings, individually or in the aggregate, would not have a material adverse effect on Mercator;

3.3.22	Fees and Commissions

No person is entitled to any broker's or finder's fee or other fee, commission or compensation payable by Mercator or any of its Subsidiaries in connection with the Arrangement or any of the other transactions contemplated by this Agreement, except for:

(a)	fees payable to the Mercator Financial Advisor;

(b)	fees payable to Mercator's legal, tax and accounting advisors;

(c)	filling fees payable to Governmental Authorities in respect of the Arrangement; and

(d)	fees payable in respect of the Depositary Agreement;

3.3.23	Circular

(a)
the information that will be provided by Mercator to Creston for disclosure in the Circular with respect to Mercator (including it securities) and its Subsidiaries will be true and complete in all material respects, will not contain any misrepresentation (as defined in Canadian Securities Laws), will not contain an untrue statement of a material fact, will not omit to state any material fact relating thereto required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made, and all financial statements of Mercator contained therein or incorporated therein by reference will present fairly its financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied;

3.3.24	U.S. Matters

(a)	no class of securities of Mercator is registered under U.S. Exchange Act;

(b)	Mercator is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act; and

(c)	Mercator is not required to be registered as an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended;

3.3.25	Mercator Meeting

(a)	no meeting of its shareholders or other holders of securities of Mercator has to be held to approve the Arrangement;

3.3.26	General

(a)
except as dislosed in writing to Creston, Mercator, the Mercator Subsidiaries and, to the knowledge of Mercator (after reasonable inquiry), the insiders of Mercator do not own any common shares of Creston;

(b)	Mercator is not a related party of Creston within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

3.4   Mercator Disclosure letter

Mercator has delivered to Creston a disclosure letter dated the date hereof (the "Mercator Disclosure Letter"), receipt of which is acknowledged by Creston.  Notwithstanding the provisions of Section 3.3, each disclosure in the Mercator Disclosure Letter that corresponds to a specific and identified subsection reference in Section 3.3 shall be treated as an exception to or exclusion from that particular representation or warranty; otherwise all representations and warranties are given subject to and are qualified by and are subject to the matters fairly and accurately disclosed in the Mercator Disclosure Letter, without having to indicate the section of this Agreement to which it applies. Furthermore, any matter disclosed with respect to one section of this Agreement shall also be deemed to be disclosed with respect to all other sections of this Agreement to which such disclosure reasonably relates.

ARTICLE 4
COVENANTS

4.1   Covenants of Creston

Creston covenants and agrees that until the Effective Time or the earlier termination of this Agreement pursuant to Section 10.1, except as expressly contemplated or permitted by this Agreement or consented to by Mercator in writing, Creston will and will cause its Subsidiaries to:

(a)	conduct its business in the ordinary course of business and consistent with past practice;

(b)	not, directly or indirectly, do or permit any of the following to occur:

(i)	issue, sell, pledge, hypothecate, lease, dispose of, Encumber or agree to issue, sell, pledge, lease, dispose of or Encumber:

(A)	any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Creston, other than pursuant to the exercise of outstanding Creston Options; or

(B)	except in the ordinary course of business and consistent with past practice, any of its properties or assets;

(ii)
grant any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Creston or any of its businesses or operations;

(iii)	amend or propose to amend its notice of articles, articles or other constating documents, other than in connection with completion of the Arrangement;

(iv)
subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property, assets or otherwise with respect to its securities;

(v)	redeem, purchase or offer to purchase any of its securities, unless otherwise required by the terms of such securities;

(vi)	reorganize, amalgamate, enter into an arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into an arrangement with or merge;

(vii)
except in the ordinary course of business and consistent with past practice, acquire or agree to acquire, any securities or business of any person or acquire or agree to acquire any properties or assets which are, individually or in the aggregate, material to Creston;

(viii)	except in the ordinary course of business and consistent with past practice:

(A)
satisfy or settle any claims, liabilities or legal actions which are, individually or in the aggregate, material to Creston, except such as have been reserved against in Creston's financial statements previously filed in the Creston Public Record;

(B)	relinquish any contractual rights, which are, individually or in the aggregate, material to Creston; or

(C)	enter into any interest rate, currency, metal or other commodity swaps, hedges or other similar financial or derivative instruments;

(ix)	incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any debt securities;

(x)	enter into, or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with any employees, officers or directors of Creston;

(xi)
grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to any employees, officers or directors of Creston;

(xii)	other than in the ordinary course of Creston's business, incur or commit to make any capital expenditures or capital related spending commitments which, alone or in the aggregate, exceed $250,000;

(xiii)	settle or arrange any claim brought by any present, former or purported holder of any of its securities in connection with the Arrangement or the other transactions contemplated by this Agreement;

(xiv)
except in the ordinary course of business and consistent with past practice or as required by applicable Laws, modify in any material respect any Creston Contract or enter into any new contract, agreement, commitment or arrangement which new contract, or series of related new contracts, would be material to, or which would have a material adverse effect on, Creston;

(xv)
make any changes to its existing accounting practices, except as required by applicable Laws or a change in Canadian generally accepted accounting principles, or make any material tax election inconsistent with past practice;

(xvi)	enter into or modify any agreement with a broker or financial advisor relating to the payment of fees or expenses; or

(xvii)
any action that would, or may reasonably be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the other transactions contemplated by this Agreement or that would render, or that reasonably may be expected to render, any representation or warranty of Creston to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(c)
use its commercially reasonable best efforts to cause its insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)
use its commercially reasonable best efforts to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group up to the Effective Date and to maintain satisfactory relationships with contractors, suppliers, agents, distributors, customers and others having business relationships with Creston;

(e)	promptly inform Mercator of:

(i)	any material adverse change, or any change which could reasonably be expected to become a material adverse change, in respect of Creston;

(ii)
any event occurring prior to the Effective Time that, to the knowledge of Creston, would render any representation or warranty of Creston herein untrue in any material respect if made on and as of the Effective Date; or

(iii)	any breach by Creston of its obligations under this Agreement;

(f)
use all commercially reasonable best efforts to satisfy (or cause the satisfaction of) the conditions precedent to each party's obligations set forth in Article 5 to the extent that satisfaction of such conditions precedent is within Creston's control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including Creston's commercially reasonable best efforts to:

(i)
obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to Creston Debt Agreements and other agreements, arrangements, commitments or understandings to which Creston is a party or by which Creston or any of its properties or assets is bound;

(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws;

(iii)
effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v)	fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi)	cooperate with Mercator in connection with the performance of its obligations hereunder;

(g)	in all material respects, conduct itself so as to keep Mercator fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business;

(h)
make or cooperate as necessary in the making of all other necessary filings and applications under all applicable Laws required in connection with the Arrangement and the transactions contemplated herein and take all reasonable action necessary to be in compliance with such applicable Laws;

(i)
use its commercially reasonable best efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon;

(j)
provide Mercator and Mercator's Representatives with such information concerning Creston and its properties, assets and businesses as Mercator may reasonably request and such access to the mineral properties, books and records of Creston (including without limitation, any technical reviews of such mineral properties prepared by Creston or any of its consultants, service providers or financiers) as Mercator may reasonably require, to facilitate the transition of management of such mineral properties, assets and businesses following the Effective Time; provided, however, that any on-site visits will be arranged and conducted in a manner so as to minimize any disruption to Creston's normal business operations;

(k)
use its commercially reasonable best efforts to facilitate any discussions between Mercator and any person representing Governmental Authorities in respect of Creston's mineral properties, assets or business requested by Mercator to facilitate the transition of management of such mineral properties, assets and businesses following the Closing;

(l)
from time to time cause Representatives of Creston to meet with Representatives of Mercator to discuss the proposed construction program for, and all significant expenditures on, the El Creston molybdenum project; and

(m)
advise Mercator in advance of any significant decision or commitment taken or entered into by Creston that is not in the ordinary course of business and secure the permission of Mercator, such permission not to be unreasonably withheld.

4.2   Covenants of Creston Relating to the Arrangement

Creston covenants and agrees that until the Effective Time or the earlier termination of this Agreement pursuant to Section 10.1, except as expressly contemplated or permitted in this Agreement or consented to by Mercator in writing, it will, and will cause its Representatives to:

(a)	in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the Court for the Interim Order;

(b)	in a timely and expeditious manner:

(i)	carry out the terms of the Interim Order;

(ii)	prepare, in cooperation with Mercator, and file the Circular with respect to the Meeting with all Governmental Authorities (including the Court)

required by applicable Laws and mail the Circular to Creston Shareholders and such other persons as required by the Interim Order and in accordance with applicable Laws by no later than five (5) Business Days after the Interim Order is granted, provided that the Circular and other documentation required in connection with the Arrangement shall not be filed or delivered, except with Mercator's prior written consent, such consent not to be unreasonably withheld;

(iii)	ensure that the Circular complies in all material respects with all applicable Laws and:

(A)	is true and complete in all material respects;

(B)	does not contain any material Misrepresentation;

(C)	does not contain an untrue statement of a material fact; and

(D)
does not omit to state any material fact required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made, with respect to the Arrangement, Creston or any of its properties, assets or business;

(iv)	include in the Circular a unanimous recommendation of the Creston directors that the Creston Shareholders vote in favour of the Arrrangement at the Meeting;

(v)
ensure that the financial statements of Creston contained in the Circular or incorporated therein by reference will present fairly Creston's financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(vi)	solicit proxies for the approval of the Arrangement Resolution in accordance with applicable Laws, the notice of articles and articles of Creston, the Circular and the Interim Order;

(vii)
convene the Meeting by no later than forty-five (45) days after the Interim Order is granted in accordance with the Interim Order, the notice of articles and articles of Creston and as otherwise required by applicable Laws;

(viii)	provide notice to Mercator of the Meeting and allow Mercator's Representatives to attend the Meeting; and

(ix)	conduct the Meeting in accordance with the Interim Order, the notice of articles and articles of Creston, and as otherwise required by applicable Laws;

(c)
in a timely and expeditious manner, prepare, in cooperation with Mercator, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Circular together with any other documents required by applicable Laws with all Governmental Authorities required by applicable Laws and deliver the amended or supplemented Circular to Creston Shareholders and such other persons as required by the Interim Order and in accordance with applicable Laws, provided that the Circular and other documentation required in connection with the Arrangement shall not be filed or delivered, except with Mercator's prior written consent, such consent not to be unreasonably withheld;

(d)
subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(e)
in a timely and expeditious manner carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order, the satisfaction of the conditions precedent in favour of Creston herein and the receipt of the written confirmation from Mercator that the conditions precedent in favour of Mercator herein have been satisfied, file the Final Order and such other required or supporting notices and documents with the Registrar of Companies as are necessary in order for the Arrangement to become effective;

(f)
except for proxies and other non-substantive communications, furnish promptly to Mercator a copy of each notice, report, schedule or other document or communication delivered, filed or received by Creston in connection with the Arrangement, the Interim Order, the Meeting or any other meeting of Creston securityholders or class of securityholders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with Governmental Authorities in connection with, or in any way affecting, the Arrangement or the other transactions contemplated herein;

(g)
provide Mercator with information on the proxies received and the security holder votes on the Arrangement Resolution on a daily basis commencing ten (10) Business Days before the date of the Meeting to the extent that such information is available to Creston;

(h)	except in a manner permitted by this Agreement, not make a Change in Creston Recommendation;

(i)
use its best efforts to receive written releases in favour of Creston from the directors and officers of Creston effective as of the Effective Time in form and substance satisfactory to Mercator, acting reasonably; and

(j)
assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Securities Laws for the issue by Mercator of Mercator Shares pursuant to the Arrangement (including the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement) and the resale of such securities under the applicable Canadian Securities Laws and the U.S. Securities Act (other than by "control persons" of Mercator, as that term or its equivalent is used in applicable Canadian Securities Laws, or "affiliates" of Mercator as that term is used under the U.S. Securities Act).

4.3   Covenants of Mercator

Mercator covenants and agrees that until the Effective Time or the earlier termination of this Agreement pursuant to Section 10.1, except as expressly contemplated or permitted by this Agreement or consented to by Creston in writing, Mercator will and will cause each of its Subsidiaries, to:

(a)	conduct its business in the ordinary course of business and consistent with past practice;

(b)	not, directly or indirectly, do or permit any of the following to occur:

(i)	issue, sell, pledge, hypothecate, lease, dispose of, Encumber or agree to issue, sell, pledge, lease, dispose of or Encumber:

(A)
any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Mercator, other than pursuant to the exercise of outstanding Mercator Options or common share purchase warrants of Mercator; or

(B)	except in the ordinary course of business and consistent with past practice, any of its properties or assets;

(ii)
grant any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Mercator or any of its businesses or operations;

(iii)	amend or propose to amend its notice of articles, articles or other constating documents;

(iv)
subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property, assets or otherwise with respect to its securities;

(v)	reorganize, amalgamate, enter into an arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into an arrangement with or merge;

(vi)
except in the ordinary course of business and consistent with past practice, acquire or agree to acquire, any securities or business of any person or acquire or agree to acquire any properties or assets which are, individually or in the aggregate, material to Mercator;

(vii)	incur or commit to provide any new guarantees, incur any new indebtedness for borrowed money or issue any new debt securities; or

(viii)	redeem, purchase or offer to purchase any of its securities, unless otherwise required by the terms of such securities;

unless either (1) in respect of the matters listed in subparagraphs (i), (ii) and (vi), the value of such actions or transactions contemplated or carried out by Mercator in furtherance of any of such matters, either alone or in the aggregate, amount to less than $1,000,000; or (2) in respect of any of the matters listed above, Mercator has obtained the prior written consent of Creston (such consent not to be unreasonably withheld);

(c)
not, directly or indirectly, take or permit any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the transactions contemplated under this Agreement or would render, or that reasonably may be expected to render, any representation or warranty of Mercator to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(d)
use its commercially reasonable best efforts to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group up to the Effective Date and to maintain satisfactory relationships with contractors, suppliers, agents, distributors, customers and others having business relationships with Mercator;

(e)	promptly inform Creston of:

(i)	any material adverse change, or any change which could reasonably be expected to become a material adverse change, in respect of Mercator;

(ii)
any event occurring prior to the Effective Time that, to the knowledge of Mercator, would render any representation or warranty of Mercator untrue in any material respect if made on and as of the Effective Date; or

(iii)	any breach by Mercator of its obligations under this Agreement;

(f)
use all commercially reasonable best efforts to satisfy (or cause the satisfaction of) the conditions precedent to each party's obligations set forth in Article 5 to the extent that satisfaction of such conditions precedent is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including its commercially reasonable best efforts to:

(i)
obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to Mercator Debt Agreements and other agreements, arrangements, commitments, or understandings to which Mercator or any of its Subsidiaries is a party or by which Mercator, any of its Subsidiaries or any of their respective properties or assets is bound;

(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws;

(iii)
effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v)	fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi)	cooperate with Creston in connection with the performance of its obligations hereunder;

(g)
make or cooperate as necessary in the making of all other necessary filings and applications under all applicable Laws required in connection with the Arrangement and the other transactions contemplated herein and take all reasonable action necessary to be in compliance with such applicable Laws;

(h)
make joint elections with Eligible Holders in respect of the disposition of their Creston Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement.  The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act; and

(i)
use its commercially reasonable best efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon; and

4.4   Covenants of Mercator Relating to the Arrangement

Mercator covenants and agrees that until the Effective Time or the earlier termination of this Agreement pursuant to Section 10.1, except as expressly contemplated or permitted in this Agreement or consented to by Creston in writing, it will, and will cause its Representatives to:

(a)	in a timely and expeditious manner, cooperate with Creston in connection with the filing and prosecution of an application to the Court for the Interim Order;

(b)	in a timely and expeditious manner:

(i)	cooperate with Creston in connection with Creston's efforts to carry out the terms of the Interim Order;

(ii)	prepare, in cooperation with Creston, the Circular with respect to the Meeting;

(iii)	provide, all required financial statements, financial information and disclosure on Mercator (including its securities) required under Canadian Securities Laws for insertion in the Circular;

(iv)	ensure that the Circular complies in all material respects with all applicable Laws and:

(A)	is true and complete in all material respects;

(B)	does not contain any misrepresentation (as defined in Canadian Securities Laws);

(C)	does not contain an untrue statement of a material fact; and

(D)
does not omit to state any material fact required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made;

with respect to the Arrangement, Mercator (including its securities), its Subsidiaries and any of their respective properties, assets or businesses; and

(v)
ensure that the financial statements of Mercator contained in the Circular or incorporated therein by reference will present fairly Mercator's financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(c)	in a timely and expeditious manner, prepare, in cooperation with Creston, any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Circular;

(d)	support the Arrangement;

(e)
subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, cooperate with Creston in connection with Creston's efforts to prosecute an application for the Final Order;

(f)
cooperate with Creston in connection with Creston's efforts to carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order, the satisfaction of the conditions precedent in favour of Mercator herein and the receipt of the written confirmation of

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Creston that the conditions precedent herein in favour of Creston have been satisfied, cooperate with Creston in connection with Creston's efforts to file the Final Order and such other supporting notices and documents with the Registrar of Companies as are necessary in order for the Arrangement to become effective;

(g)
except for proxies and other non-substantive communications, furnish promptly to Creston a copy of each notice, report, schedule or other document or communication delivered, filed or received by Mercator in connection with the Meeting and any dealings with Governmental Authorities in connection with, or in any way affecting, the Arrangement or the other transactions contemplated herein;

(h)
assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Securities Laws for the issue by Mercator of Mercator Shares pursuant to the Arrangement (including the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement) and the resale of such securities under the applicable Canadian Securities Laws and the U.S. Securities Act (other than by "control persons" of Mercator, as that term or its equivalent is used in applicable Canadian Securities Laws, or "affiliates" of Mercator as that term is used under the U.S. Securities Act);

(i)
at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Mercator Shares to meet the obligations of Mercator under the Arrangement, the Creston Options and the Creston Warrants;

(j)
deduct and withhold from the consideration or other amounts payable to any Former Creston Shareholder such amounts as Mercator or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended in accordance with the Plan of Arrangement;

(k)
take all necessary actions to have the Mercator Shares issued in connection with the Arrangement (including the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement) listed and posted for trading on the TSX; and

(l)
take all necessary actions in accordance with this Agreement so that the 3(a)(10) Exemption is available for the issuance of the Mercator Shares and in fulfilling the provisions of Section 2.6(b) hereof.

ARTICLE 5
CONDITIONS

5.1   Mutual Conditions

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time:

(a)
the Court has granted the Interim Order in form and substance satisfactory to Mercator and Creston, acting reasonably, and the Interim Order has not been set aside or modified in a manner unacceptable to Mercator or Creston, acting reasonably, on appeal or otherwise;

(b)	the Arrangement is not subject to the application of:

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(i)	the formal valuation requirement; and

(ii)	minority approval requirement,

pursuant to Multilateral Instrument 61-101-Special Transactions;

(c)
the Creston Shareholders have approved the Arrangement Resolution at the Meeting and, if required by law or the policies of the TSX or TSXV, the Creston Optionholders and the holders of the Creston Warrants have approved the Arrangement, in accordance with the Interim Order, the notice of articles and articles of Creston and any applicable Laws, and the Arrangement Resolution has not been rescinded or amended;

(d)
the Court has granted the Final Order, which order will find that the terms and conditions of the exchanges pursuant to the Arrangement are fair to the Creston Shareholders and will be in form and substance satisfactory to both Mercator and Creston, acting reasonably and having regard to this Agreement, and will not have been modified or set aside in a manner that is unacceptable to Mercator or Creston, acting reasonably, on appeal or otherwise;

(e)	no applicable Law is in force, and no action has been taken under any applicable Laws or by any Governmental Authority, that:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)
results in a judgement or assessment of damages, directly or indirectly, relating to the Arrangement or any other transactions contemplated herein which would have a material adverse effect on either Mercator or Creston;

(f)
all consents, waivers, permits, orders and approvals of any Governmental Authority or other person, and the expiry or termination of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry or non-termination of which would have material adverse effect on either Mercator or Creston, or would prevent or delay the completion of the Arrangement, have been obtained or received on terms satisfactory to Mercator and Creston, acting reasonably, and evidence of the same satisfactory to Mercator and Creston, acting reasonably, has been delivered to each Party;

(g)
the TSX has conditionally approved the listing thereon of the Mercator Shares to be exchanged with Creston Shareholders pursuant to the Arrangement and the Mercator Shares issuable pursuant to the exercise of the Creston Options and the Creston Warrants in accordance with the Arrangement, subject only to such conditions, including the filing of documentation, as are acceptable to Mercator and Creston, acting reasonably;

(h)	the TSXV has accepted for filing the Arrangement in accordance with the TSXV Rules;

(i)
the distribution of the Mercator Shares in Canada pursuant to the Arrangement is exempt from registration and prospectus requirements of applicable Canadian Securities Laws and the Mercator Shares issuable pursuant to the exercise of the Creston Warrants and Creston Options in accordance with the Arrangement to be distributed in Canada pursuant to the Arrangement are not subject to any resale restrictions under applicable Canadian Securities Laws provided that:

(i)	the trade is not a control distribution (as defined in NI 45-102 – Resale of Securities);

(ii)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(iii)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(iv)	if the selling security holder is an insider or officer of Mercator the selling security holder has no reasonable grounds to believe that the Mercator in default of the securities legislation;

(j)
the issuance of the Mercator Shares pursuant to the Arrangement (other than the Mercator Shares to be issued upon exercise of the Creston Options and the Creston Warrants in accordance with the Plan of Arrangement) is exempt from registration requirements under the U.S. Securities Act; and

(k)	this Agreement will not have been terminated pursuant to Article 10.

The conditions precedent in this Section 5.1 are for the mutual benefit of the Parties and may be waived, in whole or in part, at any time if waived by both Parties, such waiver being without prejudice to any other rights that each Party may have.  If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof, either of the Parties may, subject to Section 5.4, rescind and terminate this Agreement by written notice to the other Party and will have no other right or remedy, except as set forth in Article 6, if applicable, or Article 10.

5.2   Conditions to Obligations of Mercator

The obligation of Mercator to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time:

(a)
the representations and warranties made herein by Creston will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not have a material adverse effect on Creston or prevent or delay the completion of the Arrangement or the other transactions contemplated hereby), and Creston will have provided to Mercator a certificate of the President and Chief Executive Officer of Creston, certifying such accuracy on the Effective Date;

(b)
Creston will have complied with its covenants herein (except to the extent that the failure to comply with such covenants has not had or would not have, individually or in the aggregate, a material adverse effect on Creston or prevent or delay the completion of the Arrangement or the other transactions contemplated herein), and Creston will have provided to Mercator, a certificate of the President and Chief Executive Officer of Creston, certifying that Creston has complied with its covenants herein;

(c)	from the date hereof up to and including the Effective Time, there will have been no material adverse change in relation to Creston;

(d)
the Board of Directors of Creston will have made and will not have modified or amended, in any material respect, prior to the Meeting, their affirmative recommendation that the Creston Shareholders approve the Arrangement Resolution; and

(e)
Mercator will have received all such other documents and certificates as are customary to be delivered in connection with transactions similar in nature to the Arrangement as may be required by Mercator, acting reasonably, provided the provision of such documents and certificates is not inconsistent with the other provisions of this Agreement.

The foregoing conditions precedent are for the benefit of Mercator and may be waived, in whole or in part, by Mercator in writing at any time.  If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof then Mercator may, subject to Section 5.4, rescind and terminate this Agreement by written notice to Creston and will have no other right or remedy, except as set forth in Article 10.

5.3   Conditions to Obligations of Creston

The obligation of Creston to complete the transactions contemplated herein is subject to the fulfilment of the following conditions on or before the Effective Time or such other time as specified below:

(a)
the representations and warranties made herein by Mercator will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not have a material adverse effect on Mercator or materially impede the completion of the Arrangement or the other transactions contemplated hereby), and Mercator will have provided to Creston a certificate of the President and Chief Operating Officer of Mercator certifying such accuracy on the Effective Date;

(b)
Mercator will have complied with its covenants herein (except to the extent that the failure to comply with such covenants has not had or would not have, individually or in the aggregate, a material adverse effect on Mercator or prevent or delay the completion of the Arrangement or the other transactions contemplated herein), and Mercator will have provided to Creston, a certificate of the President and Chief Operating Officer of Mercator certifying that Mercator has complied with its covenants herein;

(c)	from the date hereof up to and including the Effective Time, there will have been no material adverse change in relation to Mercator;

(d)
the Creston Financial Advisor will have delivered to Creston on or before the date of mailing by Creston of the information circular relating to the Meeting and not withdrawn at any time on or prior to the Effective Date, an opinion that the consideration to be received by the Creston Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Creston Shareholders (the "Creston Fairness Opinion"), in form and content acceptable to Creston, acting reasonably;

(e)	Mercator and the Depositary will have executed and delivered the Depositary Agreement, in form and substance satisfactory to Creston, acting reasonably;

(f)	Mercator will have

(i)	allotted and issued the Mercator Shares; and

(ii)	paid the Cash Consideration;

in exchange for Creston Shares pursuant to the Arrangement and delivered duly executed and countersigned certificates representing such Mercator Shares and a cheque representing the aggregate Cash Consideration to the Depositary in accordance with the terms of the Arrangement;

(g)	Mercator will have allotted the Mercator Shares to be issued upon the exercise of the Creston Options and Creston Warrants in accordance with the Plan of Arrangement;

(h)	Mercator will have appointed:

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(i)	Bruce McLeod and Colin Benner as directors; and

(ii)	Gavin Thomas as Chairman of the Board, Bruce McLeod as Chief Executive Officer and Mark Distler as Chief Financial Officer,

of Mercator effective at the Effective Time and, if one or more additional directors of Mercator are appointed prior to the Effective Time, Creston shall have been consulted if the intention of Mercator is to include such additional director or directors on the board of directors of Mercator from or after the Effective Date;
(i)
each director and officer of Creston will have received from Creston a release effective as of the Effective Time releasing such person from any causes of action or liabilities that may arise as a result of acts or omissions that occur after such person has ceased to be a director and/or officer of Creston;

(j)	Mercator will have complied with Sections 8.1 and 8.2; and

(k)
Creston will have received all such other documents and certificates as are customary to be delivered in connection with transactions similar in nature to the Arrangement as may be required by Creston, acting reasonably, provided the provision of such documents and certificates is not inconsistent with the other provisions of this Agreement.

The foregoing conditions precedent are for the benefit of Creston and may be waived, in whole or in part, by Creston in writing at any time.  If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof then Creston may, subject to Section 5.4, rescind and terminate this Agreement by written notice to Mercator and will have no other right or remedy, except as set forth in Article 10.

5.4   Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect prior to or at the Effective Time; or

(b)	result in the failure of such Party to comply with or satisfy any covenant, condition or agreement herein to be complied with or satisfied hereunder prior to or at the Effective Time.

No Party may elect to rescind and terminate this Agreement as a result of the breach of any covenant, representations and warranties, agreement or other obligation of the other Party or as a result of any condition precedent contained in Sections 5.1, 5.2 or 5.3 not having been met, unless forthwith and in any event prior to the filing of the Articles of Amendment for acceptance by the Enterprise Registrar, the Party intending to rescind and terminate this Agreement has delivered a written notice to the other Party setting out in reasonable detail all breaches or circumstances of non-fulfilment of an applicable condition precedent which the Party delivering such notice is asserting as its basis for rescinding and terminating this Agreement.  If any such notice is delivered, provided that the other Party is proceeding diligently to cure such matter, no Party may terminate this Agreement until the expiration of a period of thirty (30) days from the date of delivery of such notice.  If such notice has been delivered prior to the date of the Meeting, such Meeting will be postponed until the expiry of such period, as the case may be.  If the breach of the covenant, representation and warranty, agreement or other obligation of a Party remains uncured or the condition precedent is not met within thirty (30) days following such notice the Party giving such notice may elect to rescind and terminate this Agreement pursuant to Subsections 10.1(b), 10.1(d) and 10.1(e).

ARTICLE 6
NON-SOLICITATION AND BREAK FEE

6.1   Covenant Regarding Non-Solicitation

(a)	subject to Section 6.2, Creston will not, and it will not authorize or permit any of its Representatives, to directly or indirectly:

(i)
make, solicit, initiate, facilitate, entertain, encourage or promote any inquiry or the making of any proposal to it or its shareholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), an Acquisition Proposal or potential Acquisition Proposal, or agree to or endorse any of the foregoing;

(ii)
enter into or participate in, directly or indirectly, any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(iii)	except in a manner permitted by this Agreement, make a Change in Creston Recommendation;

(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)
accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal or potential Acquisition Proposal;

(b)	subject to Section 6.2, Creston will cease:

(i)
and will instruct its Representatives to immediately cease, and cause to be terminated any existing solicitation, discussion or negotiation, encouragement or activity with any Person (other than Mercator or any of its Representatives) with respect to any Acquisition Proposal, or any potential Acquisition Proposal, whether or not initiated by Creston or its Representatives; and

(ii)
to provide any Person (other than Mercator or any of its Representatives) with access to information concerning Creston in respect of any Acquisition Proposal, or any potential Acquisition Proposal, and request the return or destruction of any confidential information provided to any Person (other than Mercator or any of its representatives) that has entered into a confidentiality agreement with Creston currently in force.

6.2   Fiduciary Duties

(a)
Subject to compliance by Creston with Section 6.2(b) and Section 6.3, and notwithstanding any other provision of this Agreement, the board of directors of Creston may, prior to the approval of the Arrangement by Creston Shareholders, directly or through Creston's advisors or Representatives:

(i)
if Creston receives a bona fide Acquisition Proposal after the execution of this Agreement containing terms which the directors of Creston, acting in good faith, reasonably believe, after consultation with its legal and financial advisors: (A) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and (B) constitutes or could reasonably be expected to lead to a transaction more favourable to Creston Shareholders than the Arrangement, Creston may (I) furnish information with respect to Creston and its Subsidiaries to the person making such Acquisition Proposal for a period of not more than 10 days; (II) participate in discussions or negotiations with the person making such Acquisition Proposal; (III) enter into a confidentiality agreement with such person in relation to the provision to such person of information regarding Creston and its Subsidiaries; and (IV) consider, discuss, respond to and negotiate such Acquisition Proposal;

(ii)	make a Change in Creston Recommendation in respect of a Superior Proposal; or

(iii)	approve or recommend to the Creston Shareholders or enter into an agreement in respect of a Superior Proposal,

but in each case only if the Superior Proposal did not result from a material breach of this Article 6 by Creston.

(b)
Creston will promptly notify Mercator, at first orally and then in writing, of any Acquisition Proposal or potential Acquisition Proposal, or any amendments to the foregoing, or of any requests or enquiries for non-public information relating to Creston or for access to any of Creston's properties, books or records by any Person that informs Creston that such Person is considering making, or has made, an Acquisition Proposal. Such notice will contain a full description of the material terms and conditions of any proposal. Creston will keep Mercator fully informed of the status, including any change to, the material terms of any such Acquisition Proposal or enquiry.

6.3   Right to Match

(a)	Creston covenants that it will not accept, approve, endorse, recommend or enter into a binding agreement in respect of a Superior Proposal, unless:

(i)	it has complied with its obligations under Section 6.2 and the other provisions of this Article 6; and

(ii)
it has provided Mercator with written notice that the Creston Board has determined that the Acquisition Proposal constitutes a Superior Proposal, and to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Acquisition Proposal and provided Mercator with a copy of any proposed definitive agreement, in each case not less than five calendar days (the "Match Period") prior to the proposed execution of such proposed definitive agreement;

(b)
During the Match Period, Mercator will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including, but not limited to, an increase in, or modification of, the aggregate number of Mercator Shares and/or amount of Cash Consideration to be issued to the Creston Shareholders. The board of directors of Creston will review any such written offer by Mercator to amend this Agreement and the Plan of Arrangement within three (3) Business Days of receipt of same, in order to determine in good faith whether the Acquisition Proposal to which Mercator is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Mercator to be amended. If the board of directors of Creston determines that the Acquisition Proposal no longer constitutes a Superior Proposal, Creston will enter into an amendment to this Agreement with Mercator incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will, within two (2) Business Days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect. For greater clarity, Creston Board retains its rights under Section 6.2 for any new Acquisition Proposal made after such a reaffirmation. If the board of directors of Creston determines in good faith that the Acquisition Proposal continues to be a Superior Proposal, the Creston Board may approve and recommend that Creston Shareholders accept such Superior Proposal and may make a Change in Creston Recommendation or terminate this Agreement pursuant to Section 10.1(e)(iv) in order that Creston may enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c)
If less than five (5) Business Days before the Meeting, Creston has provided Mercator with a notice under Section 6.2(b), an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at Mercator's request and expense, Creston will postpone or adjourn the Meeting at the Meeting to a date acceptable to Mercator, acting reasonably, which shall not be less than seven (7) days and not more than ten (10) days after the scheduled date of the Meeting and shall, in the event that Mercator and Creston amend the terms of this Agreement pursuant to Section 6.4(b), ensure that the details of such amended Agreement are communicated to the Creston Securityholders at or prior to the resumption of the adjourned Meeting.

6.4	Break Fee and Expense Reimbursement

(a)	In the event that:

(i)	this Agreement is terminated by Mercator pursuant to Section 10.1(c); or

(ii)	this Agreement is terminated by Creston pursuant to Section 10.1(e)(iv);

(iii)
this Agreement is terminated by Mercator pursuant to Section 10.1(b)(ii) and a transaction which constitutes an Acquisition Proposal is completed by Creston within six months of such termination or announced by Creston within six months of such termination and subsequently completed;

Creston shall pay to Mercator, within one (1) Business Day following such event, a fee of $5,500,000 (the "Mercator Break Fee") in immediately available funds. Creston shall not be obligated to make more than one payment pursuant to this Section 6.4(a);

(b)
Creston acknowledges that the agreement contained in Section 6.4(a) are an integral part of the transactions contemplated in this Agreement and that, without that agreement, Mercator would not enter into this Agreement. Creston acknowledges that the payment amount set out in Section 6.4(a) is a payment of liquidated damages which is a genuine pre-estimate of the damages, which Mercator will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Creston irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Mercator agrees that, upon any termination of this Agreement under circumstances where Mercator is entitled to the Mercator Break Fee and such Mercator Break Fee is paid in full, Mercator will be precluded from any other remedy against Creston at law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Creston or any of its directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(c)	In the event that this Agreement is terminated by Mercator or Creston for any reason except:

(i)	pursuant to Section 10.1(a), Section 10.1(b)(i), (iii) or (iv), Section 10.1(c) or Section 10.1(d);

(ii)	by Creston pursuant to Section 10.1(e)(i) (with respect to the condition in Section 5.3(d)) or Section 10.1(e)(iv) or (v);

(iii)	by Mercator pursuant to Section 10.1(b)(ii); or

(iv)	the occurrence of a material adverse effect with respect to Creston prior to such termination;

Mercator shall pay to Creston, within one (1) Business Day following such event (or within 60 days following such event, if such event relates to the Agreement being terminated as a result of non-regulatory outside intervention or injunction), a fee of $5,500,000 (the "Creston Expense Reimbursement") in immediately available funds. Creston shall not be obligated to make more than one payment pursuant to this Section 6.4(c);

(d)
Mercator acknowledges that the agreement contained in Section 6.4(c) is an integral part of the transactions contemplated in this Agreement and that, without that agreement, Creston would not enter into this Agreement. Mercator acknowledges that the payment amount set out in Section 6.4(c) is a genuine pre-estimate of expenses, which Creston will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Mercator irrevocably waives any right it may have to raise as a defence that any such expenses are excessive or punitive. For greater certainty, Creston agrees that, upon any termination of this Agreement under circumstances where Creston is entitled to the Creston Expense Reimbursement and such Creston Expense Reimbursement is paid in full, Creston will be precluded from any other remedy against Mercator at law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Mercator or any of its directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 7
CLOSING
7.1   Pre-Closing

Unless this Agreement is terminated earlier pursuant to the provisions of Article 10, each Party will deliver to the other Party the documents required to be delivered by it hereunder to complete the transactions contemplated hereby (provided that each such document required to be dated the Effective Date will be dated as of the Effective Date and held in escrow to be released upon the issuance by the Enterprise Registrar of the Certificate of Amendment).

7.2   Filing of Documents to Effect the Arrangement

Within three (3) Business Days after Final Order is granted, Creston will forthwith file the Final Order and all other documents necessary to effect the Arrangement with the Registrar of Companies to become effective as of the Effective Time.

7.3   Arrangement and Closing

Creston will promptly advise Mercator as to the date on which the Certificate of Amalgamation is issued by the Registrar of Companies and the documents held in escrow pursuant to Section 7.1 (including the Depositary Agreement) will, upon such issuance, be released and the Parties will exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Arrangement.

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7.4   Post-Closing Obligations

Mercator covenants and agrees to perform all acts required by it pursuant to the terms of the Arrangement.

ARTICLE 8
INDEMNIFICATION AND INSURANCE

8.1	Indemnification of Directors and Officers

For a period of six (6) years after the Effective Date, Mercator shall: (i) maintain in effect the current or substantially similar provisions regarding indemnification of directors and officers contained in the constating documents of Creston and any directors, officers or employees indemnification agreements of Creston; and (ii) indemnify the directors and officers of Creston to the extent to which Creston is permitted to indemnify such directors and officers under its constating documents and applicable Laws.

8.2   Insurance

In addition to its obligations in Section 8.1, Mercator shall maintain in effect for a period of six (6) years after the Effective Date, Creston's current policy or policies of directors' and officers' liability insurance and fiduciary liability insurance providing coverage to the directors and officers of Creston with respect to claims arising from facts or events which occurred on or before the Effective Date.  Such coverage shall be on the same terms, in all material respects, as the coverage currently provided under policies maintained by Creston for the protection of directors and officers.

ARTICLE 9
AMENDMENT

9.1   Amendment

This Agreement may, at any time, and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended by written agreement of the Parties hereto.  If permitted by applicable Laws, such amendment may be effected without further notice to or authorization on the part of Creston Shareholders.  Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of any of the Parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or in any documents to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants or conditions herein contained or waive or modify performance of any of the obligations of any of the Parties hereto;

(d)	waive compliance with or modify any conditions precedent set out herein; and

(e)	complete or modify any Appendix of this Agreement, whether or not it is in substantially the form attached hereto.

Notwithstanding the foregoing, the terms of the Arrangement and this Agreement will not be amended in a manner prejudicial to the Creston Shareholders without the approval of such Creston Shareholders given in the same manner as required for the approval of the Arrangement Resolution or as may be ordered by the Court or required by applicable Laws.

9.2   Amendment Resulting from Final Order

This Agreement and the Arrangement may be amended in accordance with the Final Order by written agreement of the Parties hereto, provided that if the terms of the Final Order require any such amendment, the obligations of the parties hereto under Sections 4.1, 4.2, 4.3, 4.4, 6.1, 8.1 and 8.2 will remain unaffected.  Notwithstanding the foregoing, the terms of the Arrangement and this Agreement may not be amended in a manner prejudicial to the Creston Shareholders without the approval of such Creston Shareholders given in the same manner as required for the approval of the Arrangement Resolution or as may be ordered by the Court or required by applicable Laws.

9.3   No Other Amendment Permitted

This Agreement may only be amended or varied pursuant to this Article 9.

ARTICLE 10
TERMINATION

10.1   Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Mercator and Creston;

(b)	by either Party, upon written notice to the other Party, if:

(i)	subject to Section 5.4, any of the conditions set forth in Section 5.1 is not satisfied or waived on or before the Outside Date;

(ii)	subject to Section 5.4, the other Party has breached or is in default of any material term of this Agreement;

(iii)	the Effective Date has not occurred by the Outside Date and the Outside Date has not been extended by the parties; or

(iv)	the parties, acting reasonably, are unable to obtain any required regulatory approvals by the Outside Date;

(c)	by Mercator if an Acquisition Proposal has been made and the board of directors of Creston:

(i)
shall have made a Change in Creston Recommendation and either (i) Mercator does not send a written offer as per Section 6.3(b) during the Match Period; or (ii) Mercator sends such a written offer but Creston and Mercator do not enter into an amendment to the Agreement; or

(ii)
shall have accepted, approved, recommended or entered into an agreement in respect of an Acquisition Proposal and either (i) Mercator does not send a written offer as per Section 6.3(b) during the Match Period; or (ii) Mercator sends such a written offer but Creston and Mercator do not enter into an amendment to the Agreement;

(d)	by Mercator, upon written notice to Creston, if:

(i)	subject to Section 5.4, any of the conditions set forth in Section 5.2 are not satisfied or waived on or before the Outside Date;

(ii)
subject to Section 5.4, any representation or warranty of Creston under this Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in Section 5.2(a) would be incapable of satisfaction, provided that Mercator is not then in breach of this Agreement so as to cause any condition in favour of both parties or in favour of Creston not to be satisfied;

(iii)	subject to Section 5.4, there is a material breach by Creston of any covenant or obligation provided in Section 4.1 or 4.2, prior to the Effective Date;

(iv)
one or more of the parties to the Support Agreements, other than Mercator, have failed to comply with, breached the terms of, or is otherwise in default of any of the terms of their respective Support Agreement, in each case in a material respect; or

(v)	registered holders of Creston Shares representing greater than 5% of the issued and outstanding Creston Shares dissent in respect of the Arrangement in compliance with the Dissent Rights;

(e)	by Creston, upon written notice to Mercator, if:

(i)	subject to Section 5.4, any of the conditions set forth in Section 5.3 are not satisfied or waived on or before the Outside Date;

(ii)
subject to Section 5.4, any representation or warranty of Mercator under this Agreement is untrue or incorrect or will have become untrue or incorrect such that the condition contained in Section 5.3(a) would be incapable of satisfaction, provided that Creston is not then in breach of this Agreement so as to cause any condition in favour of both parties or in favour of Mercator not to be satisfied;

(iii)	subject to Section 5.4, there is a material breach by Mercator of any covenant or obligation provided in Sections 4.3 or 4.4, prior to the Effective Date;

(iv)	Creston proposes to enter into a legally binding agreement with respect to a Superior Proposal in accordance with Section 6.3(b); or

(v)	it does not obtain the requisite approval of the Creston Shareholders at the Meeting.

10.2   Effect of Termination

In the event of the termination of this Agreement, this Agreement will forthwith become void and no Party will have any or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6 which will survive such termination.  Nothing in this Section 10.2 will relieve or have the effect of resulting in relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by the other Party.

ARTICLE 11
GENERAL

11.1   Expenses

Subject to the provisions of Article 6, the Parties agree that all out-of-pocket third party transaction expenses of the Arrangement, including legal fees, financial advisor fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, will be paid by the Party incurring such expense.

11.2    Notice

(a)
Any notice, direction or other instrument required or permitted to be given hereunder will be in writing and may be given by delivering the same or sending the same by facsimile transmission addressed as follows:

if to Mercator and/or Subco:

MERCATOR MINERALS LTD.
1971 Sandown Place
North Vancouver, British Columbia, V7P3C3

Facsimile No.:                 (604) 960-9661
Attention:                       President and Chief Executive Officer and Corporate Secretary

and with a copy to:

DUMOULIN BLACK LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia, V6C 2T5

Facsimile No.:                 (604) 687-8772
Attention:                       Corey Dean

if to Creston:

CRESTON MOLY CORP.
860 - 625 Howe Street
Vancouver, British Columbia, V6C 2T6

Facsimile No:                  (604) 689-5041
Attention:                       President and Chief Executive Officer

and with a copy to:

MCCARTHY TÉTRAULT
Suite 1300, 777 Dunsmuir Street
P.O. Box 10424, Pacific Centre
Vancouver BC  V7Y 1K2

Facsimile No.:                 (604) 643-7900
Attention:                       Cam Belsher

Any such notice, direction or other instrument, whether delivered or transmitted by facsimile transmission, will be deemed to have been given at the time and on the date on which it was delivered to or received in the office of the addressee, as the case may be, if delivered or transmitted prior to 4:30 p.m. (local time) on a Business Day or at 9:00 a.m. (local time) on the subsequent Business Day if delivered or transmitted subsequent to such time.

(b)	Either Party hereto may change its address for service from time to time by notice given to the other Party hereto in accordance with this Section 11.2.

(c)	Any notice, direction or other instrument delivered under this Agreement will be signed by one or more duly authorized officers of the Party delivering it.

(d)
The delivery of any notice, direction or other instrument, or a copy thereof, to a Party hereunder will be deemed to constitute the representation and warranty of the Party who has delivered it to the other Party that such delivering Party is authorized to deliver such notice, direction or other instrument at such time under this Agreement (unless the receiving Party has actual knowledge to the contrary) and the receiving Party will not be required to make any inquiry to confirm such authority.

11.3   Time of Essence

Time is of the essence of this Agreement.

11.4   Enurement

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

11.5   Prohibition Against Assignment

None of the Parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

11.6   Third Party Beneficiaries

Each Party hereto intends that this Agreement will not benefit or create any right or give rise to any action on behalf of any person other than the Parties hereto, and no person other than the Parties hereto will be entitled to rely on the provisions hereof.

11.7   Disclosure

The Parties agree, promptly after execution of this Agreement, to issue news releases in the form and content agreed to between the Parties, acting reasonably. Except as required by applicable Laws, neither Mercator nor Creston will issue any other news release, make any public announcement or statement or make any filing with any Governmental Authority with respect to the Arrangement or this Agreement without the consent of the other Party.  In any event, each Party agrees to use all commercially reasonable best efforts to give prior notice to the other Party of any news release, public announcement or filing with any Governmental Authority relating to the Arrangement or this Agreement and required by applicable laws and to consult with the other Party prior to making any such release, announcement or filing.

11.8   Counterpart Executions and Facsimile Transmissions

This Agreement may be executed in counterparts, each of which when delivered (whether in originally executed form or by facsimile transmission) will be deemed to be an original and all of which together will constitute one and the same document.

IN WITNESS WHEREOF this Agreement has been signed, sealed and delivered by the parties hereto as of the date first above written.

	MERCATOR MINERALS LTD.		CRESTON MOLY CORP.

By:	"Signed"	By:	"Signed" / "Signed"
	Name: Robert J. Quinn Title: Director		Name: D. Bruce McLeod / Richard Godfrey Title: President / Director

0907385 B.C. LTD.

By:	"Signed"
Name: Marc LeBlanc Title: President

SCHEDULE "A"

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01  Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" shall have the meaning ascribed to such term in the BCBCA;

"Amalco" shall have the meaning ascribed to such term in Section 3.01(h);

"Arrangement" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with (i) Article 9 of the Arrangement Agreement, (ii) this Plan of Arrangement or (iii) at the direction of the Court;

"Arrangement Agreement" means the Arrangement Agreement dated as of April 11, 2011 among Mercator, Creston and Subco, as the same may be supplemented or amended from time to time;

"Arrangement Resolution" means the special resolution of the registered holders of Creston Shares, voting as a single class, approving the Arrangement to be considered at the Creston Meeting substantially in the form and content of Schedule "B" to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Canadian Resident" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt person);

"Cash Consideration" means $0.08 for each Creston Share;

"Consideration" means, in respect of each Creston Share, the Share Consideration and the Cash Consideration;

"Court" means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

"Creston" means Creston Moly Corp., a corporation existing under the laws of British Columbia;

"Creston Meeting" means the special meeting of Creston Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Creston Options" means the outstanding options to purchase Creston Shares granted under the Creston Stock Option Plan;

"Creston Option In-The-Money Amount" in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Creston Shares that a holder is entitled to acquire on exercise of the Creston Option immediately before the Effective Time exceeds the amount payable under the Creston Option to acquire such shares;

"Creston Securityholders" means, collectively, the holders of Creston Shares and Creston Options;

"Creston Shares" means the issued and outstanding common shares of Creston, as currently constituted;

"Creston Stock Option Plan" means the stock option plan of Creston approved by holders of Creston Shares on March 24, 2010 and which is being submitted for approval by holders of Creston Shares at the annual general meeting scheduled to be held on April 12, 2011;

"Creston Warrants" means common share purchase warrants to acquire Creston Shares;

"Depositary" means Computershare Investor Services Inc. or such other trust company, bank or financial institution agreed to in writing between Mercator and Creston for the purpose of, among other things, exchanging certificates representing Creston Shares for Mercator Shares in connection with the Arrangement and paying the Cash Consideration to the Former Creston Shareholders;

"Dissent Rights" shall have the meaning ascribed thereto in Article 4;

"Dissenting Shareholder" means a registered holder of Creston Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Creston Shares;

"Effective Date" means the date on which all conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the parties thereto, acting reasonably, which shall be the date on which all required or related notices and other documents are filed with the Registrar of Companies in order for the Arrangement to become effective;

"Effective Time" means 10:00 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties may agree;

"Eligible Holder" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

"Eligible Non-Resident" means a beneficial owner of Creston Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Creston Shares are "taxable Canadian property" and not "treaty-protected property", in each case as defined in the Tax Act;

"Final Order" means the final order of the Court pursuant to Section 288 of the BCBCA approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Former Creston Shareholders" means the holders of Creston Shares immediately prior to the Effective Time;

"Interim Order" means the interim order of the Court, providing for, among other things, the calling and holding of the Creston Meeting, as the same may be amended by the Court;

"Mercator" means Mercator Minerals Ltd., a corporation existing under the laws of British Columbia;

"Mercator Shares" means the common shares of Mercator as currently constituted;

"Mercator Share Value" means the volume weighted average price on the Toronto Stock Exchange of a Mercator Share for the five trading days ending on the trading day which is three trading days prior to the Effective Date;

"Mercator Option In-The-Money Amount" in respect of a Creston Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Mercator Shares that a holder is entitled to acquire on exercise of the Creston Option at and from the Effective Time exceeds the amount payable to acquire such Mercator Shares;

"Parties" means, Creston, Mercator and Subco and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with  (i) Article 9 of the Arrangement Agreement, (ii) this Plan of Arrangement or (iii) at the direction of the Court;

"Section 85 Election" shall have the meaning ascribed thereto in Section 3.02;

"Share Consideration" means 0.15 of a Mercator Share for each Creston Share;

"Subco" means 0907385 B.C. Ltd., a wholly-owned subsidiary of Mercator incorporated under the BCBCA for purposes of the Arrangement;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Tax Exempt person" means a person who is exempt from tax under Part I of the Tax Act; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02  Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein",

"hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03  Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04  Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05  Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06  Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07  Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01  Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01  Arrangement

At the Effective Time, the following, other than Section 3.01(j), shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Creston Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Mercator and Mercator shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register of Creston as a holder of Creston Shares and Mercator shall be recorded as the registered holder of the Creston Shares so transferred and shall be deemed to be the legal and beneficial owner of such Creston Shares;

(b)
each Creston Share (other than a Creston Share held by a Dissenting Shareholder or a Creston Share held by Mercator or any subsidiary of Mercator) shall be deemed to be transferred to Mercator and, in consideration therefor, Mercator shall issue and pay the Consideration for each Creston Share to the former holder of such Creston Share, subject to Sections 3.03, 3.04 and Article 5 hereof;

(c)
(i) in accordance with the Creston Stock Option Plan, each holder of a Creston Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder’s Creston Option, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, such number of Mercator Shares which is equal to the sum of (A) 0.15 of a Mercator Share, and (B) the quotient obtained by dividing $0.08 by the Mercator Share Value, provided however that in no event will the number of Mercator Shares issuable pursuant to this Section 3.01(c), together with the number of Mercator Shares issuable pursuant to Sections 3.01(b) and 3.01(d) exceed 50,174,951 and if the number of Mercator Shares issuable pursuant to this Section 3.01(c), together with the number of Mercator Shares issuable pursuant to Sections 3.01(b) and 3.01(d) would otherwise exceed 50,174,951, the number of Mercator Shares to be issued as contemplated in clause (B) of this Section 3.01(c) will be reduced, pro rata for all Creston Options, so that such maximum number will not be exceeded; and (ii) each such Creston Option shall continue to be governed by and be subject to the terms of the Creston Stock Option Plan and any applicable agreement thereunder. If the adjustment to the Creston Options contemplated by this paragraph results in a disposition of Creston Options for options to acquire Mercator Shares or “new” Creston Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition and that the Mercator Option In-The-Money Amount in respect of the Creston Options not exceed the Creston Option In-The-Money Amount in respect of the Creston Options. Therefore, in the event that Mercator and the holder of any Creston Options agree that the Mercator Option In-The-Money Amount in respect of a Creston Option exceeds the Creston Option In-The-Money Amount in respect of the Creston Option, the number of Mercator Shares which may be acquired on exercise of the Creston Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Mercator Option In-The-Money Amount in respect of the Creston Option does not exceed the Creston Option In-The-Money Amount in respect of the Creston Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(d)
(i) in accordance with the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants, each holder of a Creston Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s Creston Warrants, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefore, the Consideration. The payment of the exercise price of a Creston Warrant will be satisfied, in whole or in part, by setting off the

Cash Consideration payable to the holder against an equivalent portion of the exercise price payable by the holder such that, at any time from and after the Effective Time, upon exercise of a Creston Warrant the holder (A) will be required to deliver in satisfaction of the exercise price an amount of cash equal to the amount, if any, by which the exercise price exceeds the amount of the Cash Consideration, and (B) will receive the Share Consideration; and (ii) each such Creston Warrant shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Creston Warrants;

(e)
each Creston Share held by Mercator including the Creston Shares acquired pursuant to Sections 3.01(a) and (b) hereof shall be transferred to Subco in consideration of the issue by Subco to Mercator of one common share of Subco for each Creston Share so transferred;

(f)	the stated capital in respect of the Creston Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)	Creston shall file an election with the CRA, to be effective prior to the amalgamation described in Section 3.01(h) hereof, to cease to be a public corporation for the purposes of the Tax Act;

(h)	Creston and Subco shall amalgamate to form one corporate entity ("Amalco") under the provisions of Part 9, Division 3 of the BCBCA;

(i)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(h):

(i)
Amalco will own and hold all of the property of Creston and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Creston and Subco, whether arising  by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)	Amalco will be liable for all of the liabilities and obligations of Creston and Subco;

(iii)
all rights, contracts, permits and interests of Creston and Subco will be rights, contracts, permits and interests of Amalco as if Creston and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Creston or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either Subco or Creston will be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Creston may be enforced by or against Amalco;

(vii)
Mercator shall receive on the amalgamation one Amalco common share in exchange for each Subco common share previously held and all of the issued and outstanding Creston Shares will be cancelled without any repayment of capital in respect thereof;

(viii)
the name of Amalco shall be the name agreed upon between Mercator and Creston prior to the Effective Date and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

(ix)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x)	there shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise;

(xi)	the notice of articles of Amalco shall be substantially in the form attached as Appendix I to this Plan of Arrangement;

(xii)	the articles of Amalco shall be substantially in the form attached as Appendix II to this Plan of Arrangement;

(xiii)	the first directors of Amalco following the amalgamation shall be Bruce McLeod and Marc Leblanc or such other persons as may be agreed upon between Mercator and Creston prior to the Effective Date;

(xiv)
the stated capital of the common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of Subco immediately prior to the amalgamation; and

(j)
The steps referred to in this Section 3.01 shall be deemed to constitute a "reclassification" or "change" of the Creston Shares, including for the purposes of the certificates, indentures or documentation governing the terms and conditions of the Creston Warrants.

Section 3.02  Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Mercator shall deliver or arrange to be delivered to the Depositary certificates representing the Mercator Shares required to be issued to Former Creston Shareholders and the requisite Cash Consideration required to be paid to Former Creston Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and Cash Consideration shall be held by the Depositary as agent and nominee for such Former Creston Shareholders for distribution to such Former Creston Shareholders in accordance with the provisions of Article 5 hereof.

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Creston Shareholder together with certificates representing Creston Shares and such other documents as the Depositary may require, Former Creston Shareholders shall be entitled to receive delivery of certificates representing the Mercator Shares and a cheque for the Cash Consideration to which they are entitled pursuant to Section 3.01(b) hereof.

An Eligible Holder whose Creston Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of  the Tax Act

(and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Mercator, within 90 days after the Effective Date, duly completed with the details of the number of Creston Shares transferred and the applicable agreed amounts for the purposes of such joint elections.  Mercator shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority).  Neither Creston, Mercator nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Mercator or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Mercator will promptly make available a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) on Mercator’s website at www.mercatorminerals.com and on request made by checking the appropriate box in on the Letter of Transmittal Mercator will separately distribute such materials to the Eligible Holder.

Section 3.03  No Fractional Mercator Shares

No fractional Mercator Shares shall be issued to Former Creston Shareholders.  The number of Mercator Shares to be issued to Former Creston Shareholders shall be rounded down to the nearest whole Mercator Share in the event that a Former Creston Shareholder is entitled to a fractional share representing less than a whole Mercator Share.

Section 3.04  Fractional Cash Consideration

Any Cash Consideration payable to a Former Creston Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01  Dissent Rights

Pursuant to the Interim Order, holders of Creston Shares may exercise rights of dissent ("Dissent Rights") under the provisions of Part 8, Division 2 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Creston Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Creston by holders who wish to dissent at least two days before the Creston Meeting or any date to which the Creston Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Creston Shares, which fair value shall be the fair value of such shares immediately before the passing by the Creston

Securityholders of the Arrangement Resolution, shall be paid an amount equal to such fair value by Mercator; and

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Creston Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Creston Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall Mercator, Creston or any other person be required to recognize holders of Creston Shares who exercise Dissent Rights as holders of Creston Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Creston Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Creston Shares at the Effective Time and Mercator shall be recorded as the registered holder of the Creston Shares so transferred and shall be deemed to be the legal and beneficial owner of such Creston Shares.

ARTICLE FIVE
DELIVERY OF CONSIDERATION

Section 5.01  Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Creston Shares that were exchanged for the Consideration in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Creston Shares formerly represented by such certificate under the BCBCA and the articles of Creston and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Mercator Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the Cash Consideration to which such holder is entitled.

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Creston Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Mercator Shares and the Cash Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02  Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Creston Shares that were exchanged for Mercator Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Mercator Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Mercator Shares and the Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Mercator Shares and a cheque in the amount of the Cash Consideration is to be delivered shall, as a condition precedent to the delivery of such Mercator Shares and cheque, give a bond satisfactory to Mercator and the Depositary in such amount as Mercator and the Depositary may direct, or otherwise indemnify Mercator and the Depositary in a manner satisfactory to Mercator and the Depositary, against any claim that may be made against Mercator or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Creston.

Section 5.03  Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Mercator Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Creston Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Mercator Shares and a cheque for the Cash Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Mercator Shares.

Section 5.04  Withholding Rights

Mercator, Amalco and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Former Creston Shareholder such amounts as Mercator or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Creston Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05  Limitation and Proscription

To the extent that a Former Creston Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the "final proscription date"), then the Mercator Shares that such Former Creston Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Mercator Shares, together with the cash consideration to which such Former Creston Shareholder was entitled, shall be delivered to Mercator by the Depositary for cancellation, and the interest of the Former Creston Shareholder in such Mercator Shares and the Cash Consideration to which it was entitled shall be terminated as of such final proscription date.  For great certainty, on such date, any certificate formerly representing Creston Shares shall cease to represent a claim or interest of any kind or nature against Mercator or Creston.

ARTICLE SIX
AMENDMENTS

Section 6.01  Amendments to Plan of Arrangement

Mercator and Creston reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Mercator and Creston, (iii) filed with the Court and, if made following the Creston Meeting, approved by the Court, and (iv) communicated to holders or former holders of Creston Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Creston at any time prior to the Creston Meeting provided that Mercator shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Creston Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Creston Meeting shall be effective only if: (i) it is consented to in writing by each of Mercator and Creston; and (ii) if required by the Court, it is consented to by the Creston Securityholders voting in the manner directed by the Court.

SCHEDULE "B"

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES
OF CRESTON MOLY CORP. (the "Company")

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The arrangement (as may be modified or amended, the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "Plan of Arrangement") substantially in the form attached as _ to the management information circular of the Company dated May _, 2011 (the "Information Circular"), is hereby authorized, approved and agreed to;

2.	The Plan of Arrangement is hereby approved and adopted;

3.
The arrangement agreement dated April 11, 2011 among Mercator Minerals Ltd., the Company and 0907385 B.C. Ltd., as may be amended from time to time (the "Arrangement Agreement"), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved;

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.
Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.